Exhibit 99.2

REDACTED VERSION

PNI DIGITAL MEDIA INC., as Purchaser

and

ROGER CANANN, as Vendor

and

QS QUARTERHOUSE SOFTWARE, INC.

SHARE PURCHASE AGREEMENT

Dated as of April 8, 2013

McMillan LLP
1500 Royal Centre P.O. Box 11117
1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

- ii -

PART 8 AMENDMENT AND TERMINATION		38

AMENDMENT		38
TERMINATION		38
EXPENSES		39

PART 9 GENERAL		39

ARBITRATION		39
PUBLIC NOTICES		39
NOTICES		39
ASSIGNMENT		41
ENUREMENT		41
SEVERABILITY		41
NON-EXCLUSION OF FRAUD		41
WAIVER AND MODIFICATION		41
FURTHER ASSURANCES		41
GOVERNING LAWS		42
LEGAL REPRESENTATION		42
INDEPENDENT LEGAL ADVICE		42
TIME OF ESSENCE		42
COUNTERPARTS		42

EXHIBITS:

EXHIBIT A	MILESTONES
EXHIBIT B	FORM OF EMPLOYMENT AGREEMENT
EXHIBIT C	WORKING CAPITAL STATEMENT
EXHIBIT D	WIRE TRANSFER INSTRUCTIONS

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 8 day of April, 2013

AMONG:

PNI DIGITAL MEDIA INC., a British Columbia company having an office at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, Canada

(the “Purchaser”)

AND:

ROGER CANANN, of [Redacted: Address of Vendor.]

(the “Vendor”)

AND:

QS QUARTERHOUSE SOFTWARE, INC., a Texas corporation, of 111 North Hasler Boulevard, Bastrop, Texas, 78602, United States of America

(the “Target”)

WHEREAS

(A) The Vendor is the registered and beneficial owner of 1,000 shares of the Target, each with a par value of $1.00 (the “Purchased Shares”), being all of the issued and outstanding shares of the Target; and

(B) The Vendor has agreed to sell the Purchased Shares to the Purchaser, and the Purchaser has agreed to purchase the Purchased Shares from the Vendor, for the Purchase Consideration.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

PART 1

INTERPRETATION

Definitions

1.1 In this Agreement the following terms will have the following meanings respectively unless the context otherwise requires:

(a) “Achievement Date” means the date that a Milestone is achieved, as determined by meeting in all material respects the criteria therefor set out in Exhibit A, provided that if such criteria are not so met on or before the Outside Date, there will be no Achievement Date for such Milestone, unless approved in writing by the Purchaser;

(b) “Adjustment” has the meaning ascribed to it in §2.9;

(c) “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person;

(d) “Agreement” means this Share Purchase Agreement, including the Exhibits and Disclosure Schedule hereto;

(e) “Assets” means all property or assets of any nature or kind, whether real or personal, tangible or intangible, and for greater certainty includes the Intellectual Property and all Intellectual Property Rights therein;

(f) “Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia and in Austin, Texas other than a Saturday, a Sunday or a day observed as a statutory holiday in Vancouver, British Columbia or Austin, Texas;

(g) “Cash Transaction Bonus” has the meaning ascribed to it in §4.12;

(h) “Closing” has the meaning ascribed to it in §2.2;

(i) “Closing Consideration” has the meaning ascribed to it in §2.3(a);

(j) “Closing Date” means the date on which the Closing takes place;

(k) “Closing Date Balance Sheet” means the balance sheet of the Target as at the Effective Time, prepared in accordance with the books and records of the Target, and on a basis consistent with the Financial Statements;

(l) “Closing Date Figures has the meaning ascribed to it in §2.6;

(m) “Code” means the United States Internal Revenue Code of 1986, as amended;

(n) “Contingent Consideration” has the meaning ascribed to it in §2.3(b);

(o) “Contingent Transaction Bonus” has the meaning ascribed to it in §4.12

(p) “Deductible” has the meaning ascribed to it in §5.5;

(q) “Disclosure Schedule” means the disclosure schedules delivered by the Vendor to the Purchaser on the date hereof in connection with the execution of this Agreement;

(r) “Dispute Notice” has the meaning ascribed to it in §2.7;

(s) “Dispute Period” has the meaning ascribed to it in §2.7;

(t) “Disputed Line Items” has the meaning ascribed to it in §2.8;

(u) “Effective Time” means the first moment of the day on the Closing Date;

(v) “Encumbrance” means every mortgage, charge, pledge, hypothecation, lien, security interest, assignment, option, equity, execution, claim or any other title defect or other encumbrance (including any agreement to give any of the foregoing), whether or not registered or registrable, and whether arising by agreement or by operation of law (statutory or otherwise), other than encumbrances for Taxes not yet due and payable;

(w) “Enforceability Exceptions” has the meaning ascribed to it in §3.1(f);

(x) “Employment Agreement” means an agreement between the Vendor and the Purchaser to be entered into at Closing relating to the employment of the Vendor by the Purchaser, in the form attached hereto as Exhibit B;

(y) “Final Figures” has the meaning ascribed to it in §2.7;

(z) “Financial Statements” means the unaudited financial statements of the Target for the twelve months ending on the Financial Statements Date;

(aa) “Financial Statements Date” means December 31, 2012;

(bb) “Fundamental Representations” has the meaning ascribed to it in §3.4;

(cc) “Governmental Entity” means any federal, provincial, state, municipal, county or regional government or governmental authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing as well as any statutory body (including the TSX) or other self-regulatory authority;

(dd) “Indebtedness” means all indebtedness of any form whatsoever, including, without duplication:

(i) all debts and liabilities of the Target for borrowed money;

(ii) all debts and liabilities to the Target’s shareholders, officers, directors and employees;

(iii) all capital leases of the Target;

(iv) all debts and liabilities of the Target representing the deferred acquisition cost of property and services;

(v) deferred or future Taxes accrued to date of the Target; and

(vi) all interest, and penalties relating to the foregoing,

but does not include short-term obligations of the Target (i) payable to bona fide suppliers and incurred in the ordinary course of business of the Target, or (ii) the current portion of any of the liabilities referenced in items (i) through (vi) above, in each case, included as a current liability in the Working Capital of the Target as reflected in the Closing Date Balance Sheet;

(ee) “Indemnified Party” means either a Purchaser Indemnified Party or the Vendor, as the context requires.

(ff) “Information” has the meaning ascribed to it in §4.3;

(gg) “Intellectual Property” means all intellectual property (and all Intellectual Property Rights in respect thereof) owned or held by the Target or used or intended or proposed to be used by the Target in carrying on the Target Business, for greater certainty including the Software Assets;

(hh) “Intellectual Property Rights” means any and all right, title and interest in and to (i) proprietary rights provided under patent law, copyright law, trade-mark law, design patent or industrial design law, semi-conductor chip or mask work law, or any other applicable statutory provision or otherwise arising by contract, at law or in equity, including, without limitation, trade secret law, that may provide a right in works, trade or business names, trade names, domain names, software, source code, object code, marks, ideas, formulae, algorithms, concepts, methodologies, techniques, inventions, trade secrets or know-how, or the expression or use thereof, (ii) applications, registrations, licenses, sublicenses, agreements, or any other evidence of a right in any of the foregoing, (iii) past, present, and future causes of action, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing;

(ii) “IRS” means the United States Internal Revenue Service;

(jj) “Laws” means all statutes, regulations, statutory rules, orders, and terms and conditions of any grant of approval, permission, authority or license of any court or Governmental Entity, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over or responsibility for the Parties or their business, shareholders’ undertaking, property or securities;

(kk) “Losses” has the meaning ascribed to it in §5.2;

(ll) “Material Adverse Change” or “Material Adverse Effect”, when used in connection with the Parties, means any change, effect, event or occurrence with respect to its financial condition, properties, Assets, liabilities, obligations (whether absolute, accrued conditional or otherwise), businesses, operations or results of operations that is material and adverse to the business, operations or financial condition, taken as a whole, of such Party, other than any such effect or change resulting from or arising in connection with (i) general economic or industry-wide conditions (except to the extent such conditions disproportionately impact a particular Party), (ii) acts of terrorism or military action, (iii) any change in accounting requirements or principles or any change in applicable Law, (iv) any termination of contractual relationships with any clients, customers, suppliers, or employees of the Parties due to the announcement of this Agreement or the identity of the Parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, or (v) general changes in the industries in which the Parties operate, except those events, circumstances, changes or effects that adversely affect the Parties to a materially greater extent than they affect other entities operating in such industries;

(mm) “Material Contract” means those subsisting commitments, contracts, instruments, leases, indenture, mortgage, license, franchise, arrangement and other agreements, oral or written, entered into by the Target, by which the Target is bound or to which the Intellectual Property is subject that have total payment obligations on the part of the Target that exceed $5,000 during any 12 month period or are for a term of or in excess of one (1) year beyond the date of this Agreement;

(nn) “Milestone” means, individually, each milestone set out in Exhibit A;

(oo) “Outside Date” means the date set out in Exhibit A on or before which the applicable Milestone must be achieved;

(pp) “Parties” means, collectively, the Vendor, the Purchaser and the Target, and each individually is a “Party”;

(qq) “Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(rr) “Purchase Consideration” has the meaning ascribed to it in §2.3;

(ss) “Purchased Shares” has the meaning ascribed to it in Recital (A);

(tt) “Purchaser Indemnified Parties” has the meaning ascribed to it in §5.1;

(uu) “Purchaser Losses” has the meaning ascribed to it in §5.1;

(vv) “Purchaser’s Solicitors” means McMillan LLP, of 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada;

(ww) “Representations and Warranties” means the representations and warranties given by the Vendor and the Purchaser in Part 3 of this Agreement;

(xx) “Representatives” has the meaning ascribed to it in §4.3;

(yy) “Review Period” has the meaning ascribed to it in §2.7;

(zz) “Securities Act” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

(aaa) “Settlement Date” means the date on which the Adjustment is settled, determined or deemed to be determined pursuant to §2.6, §2.7 and §2.8;

(bbb) “Software Assets” means the software (other than commercial off-the-shelf software available from third parties on industry standard terms) owned or used by the Target in the Target Business, or licensed by the Target to end users, including the product known as “QPrint Pro” all past, present and future versions, modules, improvements, derivative works, service offerings and revisions thereto;

(ccc) “Target Business” means the business of the Target as generally conducted during the year prior to the date hereof;

(ddd) “Target Document” and “Target Documents” have the meanings ascribed to them in §3.1(d);

(eee) “Target Working Capital” means $83,148;

(fff) “Tax Representations” has the meaning ascribed to it in §3.4.

(ggg) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

(hhh) “Taxes” means, in respect of a Person, any federal, provincial, state, municipal, local, or foreign income, gross receipts, capital gain, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs and import duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, goods and services, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or like assessments or charge of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person;

(iii) “Termination Date” means April 15, 2013, or such later date as may be mutually agreed in writing by the Parties;

(jjj) “Texas Code” means the Texas Business Organizations Code;

(kkk) “Treasury Regulations” means the regulations promulgated pursuant to the Code.

(lll) “TSX” means the Toronto Stock Exchange, being the stock exchange where the common shares of the Purchaser are listed as of the date hereof;

(mmm) “Vendor Document” and “Vendor Documents” have the meanings ascribed to them in §3.1(d);

(nnn) “Vendor Losses” has the meaning ascribed to it in §5.2;

(ooo) “Vendor’s Closing Costs” means the Vendor’s legal and accounting expenses incurred in connection with the negotiation and performance of this Agreement and paid by the Target after the Closing Date;

(ppp) “Vendor’s Solicitors” means Pepper Hamilton LLP, of 400 Berwyn Park, 899 Cassatt Road, Berwyn, Pennsylvania, 19312-1183, United States of America; and

(qqq) “Working Capital” means, as at the Effective Time, (i) the sum of the items of current Assets of the Target, less (ii) the sum of the items of current liabilities of the Target, in each case as set forth on Exhibit C, which exhibit reflects the Working Capital of the Company as of December 31, 2012, based on the Financial Statements, determined in accordance with the books and records of the Target, and on a basis consistent with the Financial Statements.

Interpretation Not Affected by Headings, etc.

1.2 The division of this Agreement into Parts, sections and other portions and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Part” or “section” followed by a number and/or a letter refer to the specified Part or section of this Agreement. The terms “this Agreement”, “hereof”,

“herein” and “hereunder” and similar expressions refer to this Agreement (including the Exhibits hereto) and not to any particular Part, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Section and subsection references may be shown as “§”.

Currency

1.3 Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful currency of the United States of America.

Number, etc.

1.4 Unless the context otherwise requires, words importing the singular will include the plural and vice versa and words importing any gender will include all genders.

Date For Any Action

1.5 In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Entire Agreement

1.6 This Agreement and the agreements and other documents herein referred to constitute the entire agreement between the Parties hereto pertaining to the terms of the purchase and sale of the Purchased Shares and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto with respect to the purchase and sale of the Purchased Shares. Each Party waives all rights and remedies which, but for this subsection, might otherwise be available to it or him in respect of any representation, warranty, collateral contract or other assurance other than as contained in this Agreement.

Exhibits

1.7 The Exhibits referred to on page ii are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof.

PART 2

PURCHASE AND SALE OF PURCHASED SHARES

Purchase and Sale

2.1 On the Closing Date and subject to the terms and conditions hereof, the Vendor will sell and transfer all right, title and interest in and to the Purchased Shares to the Purchaser, free and clear of all Encumbrances, and the Purchaser will purchase all of the Purchased Shares from the Vendor, in consideration of payment of the Purchase Consideration, subject to the Adjustment.

Closing

2.2 Unless this Agreement is terminated pursuant to §8.2 and subject to the satisfaction or waiver of the conditions set forth in Part 6, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place either (a) in person, in which case, the Closing will take place at the offices of the Purchaser’s Solicitors, or (b) remotely by electronic or facsimile transmissions, in either case, commencing as soon as practicable (but in any event within two (2) Business Days) after the satisfaction or waiver of the conditions set forth in Part 6, or at such other time or place as the Parties hereto may mutually agree.

Purchase Consideration

2.3 Subject to the Adjustment, the total purchase price for the Purchased Shares (the “Purchase Consideration”) will be as follows:

(a) $450,000 (the “Closing Consideration”) to be paid on the Closing Date by wire transfer to the Vendor, in accordance with the wire transfer instructions set out in Exhibit D; and

(b) $450,000 (the “Contingent Consideration”) to be paid in accordance with §2.4 and Exhibit A.

Contingent Consideration

2.4 Provided that the Vendor is not in material breach of any, and has fulfilled in all material respects all, covenants and agreements on the part of the Vendor contained in this Agreement or in any other of the Vendor Documents, the Contingent Consideration will be provided as follows:

(a) Exhibit A sets out each Milestone, the criteria for the achievement thereof, the date by which it must be completed, and the amount of the Contingent Consideration allocable to the successful achievement thereof;

(b) on or promptly following the Achievement Date for a Milestone, if any, the Vendor will notify the Purchaser of the Milestone achieved, and will deliver or facilitate delivery of such materials as reasonably required by the Purchaser to verify the completion thereof;

(c) if the Purchaser agrees (such agreement to be made by the Purchaser in good faith and not unreasonably withheld, conditioned or delayed) that the Milestone has been achieved in all material respects, the Purchaser will pay the Contingent Consideration allocable to such Milestone by wire transfer to the Vendor, in accordance with the wire transfer instructions set out in Exhibit D, on or before the fifth (5th) Business Day following such notice from the Vendor;

(d) if the Purchaser reasonably determines that the Milestone has not been achieved in all material respects, it will provide written reasons therefor to the Vendor within five (5) Business Days following the notice from the Vendor, and the Vendor will have up to thirty (30) Business Days to either (i) demonstrate the Milestone’s achievement to the reasonable satisfaction of the Purchaser within such thirty (30) Business Day period, or (ii) dispute the non-achievement of the Milestone by following the dispute resolution provisions set out in this Agreement under §9.1; and

(e) the Purchaser will provide (on a confidential basis pursuant to the provisions hereof with respect to confidentiality) such information as reasonably requested by the Vendor from time to time to establish and document the achievement of the Milestones.

No Further Ownership Rights in Purchased Shares

2.5 The Closing Consideration issued in exchange for the Purchased Shares pursuant to §2.3 will be deemed to have been issued in full satisfaction of all rights pertaining to such Purchased Shares.

Post-Closing Determinations

2.6 Within thirty (30) calendar days following the Closing Date, the Vendor will cause to be prepared and deliver to the Purchaser, the Closing Date Balance Sheet, as well as the Vendor’s calculation of the Working Capital, the Indebtedness and the Vendor’s Closing Costs as at the Effective Time, all based on the Closing Date Balance Sheet (collectively, the “Closing Date Figures”), and the Vendor’s calculation of the Adjustment based on any adjustments resulting therefrom.

2.7 The Purchaser will have twenty (20) calendar days to review the Closing Date Figures (the “Review Period”) following receipt from the Vendor. During the Review Period, the Purchaser and its accountants will have reasonable access to the books and records of the Target, the personnel of, and work papers prepared by, the Target and/or the Target’s accountants (provided such accountants permit access to their working papers) to the extent that they relate to the Closing Date Figures and to such historical financial information (to the extent in the Target’s possession) relating to the Closing Date Figures as the Purchaser may reasonably request for the purpose of reviewing the Closing Date Figures and to prepare a Dispute Notice (as defined below), provided that such access will be in a manner that does not interfere with the normal business operation of the Target.

2.8 On or prior to the last day of the Review Period, the Purchaser may dispute any matter involved in the preparation of the Closing Date Balance Sheet, or the Vendor’s calculation of any of the Closing Date Figures or the Adjustment, by giving written notice to the Vendor setting out in reasonable detail the basis for such dispute (the “Dispute Notice”). To be effective, any such Dispute Notice will include a copy of the Closing Date Balance Sheet, the Closing Date Figures and the Adjustment, marked to indicate those specific line items that are in dispute (the “Disputed Line Items”) and will be accompanied by the Purchaser’s calculation of each of the Disputed Line Items and the Purchaser’s revised Closing Date Balance Sheet, calculation of the Closing Date Figures and the Adjustment. All items that are not Disputed Line Items will be final, binding and conclusive for all purposes hereunder. In the event that the Purchaser does not provide a Dispute Notice within such twenty (20) day period, the Purchaser will be deemed to have accepted in full the Closing Date Balance Sheet, the Vendor’s calculation of the Closing Date Figures and the Adjustment as prepared by or on behalf of the Vendor, and such Closing Date Balance Sheet, Closing Date Figures and Adjustment will become final, binding and conclusive for all purposes hereunder as of 5:00 P.M. (central time) on such twentieth (20th) day. In the event any Dispute Notice is timely provided, the Vendor and the Purchaser will within twenty (20) calendar days following the delivery of the Dispute Notice (the “Dispute Period”) negotiate in good faith to resolve the disputed items to their mutual satisfaction, and such Parties agree to reasonably co-operate with each other in connection with such dispute and to provide disclosure of all relevant financial information and documents relating to the dispute within their control. If a negotiated settlement of the Vendor and the Purchaser is reached within the Dispute Period, the Closing Date Balance Sheet, the Closing Date Figures and the Adjustment will be as settled between such Parties. At the conclusion of the Dispute Period, if the dispute has not been resolved, then, within ten (10) days thereafter, the Purchaser and the Vendor jointly will engage an accounting firm selected in good faith by mutual agreement of the Purchaser and the Vendor acting as experts and not arbitrators, to make the determination, and such Parties will provide to such accounting firm their final figures and submissions as to what they determine should be the Closing Date Balance Sheet, the Closing Date Figures and the Adjustment (the “Final Figures”). The accounting firm will only decide the specific items under dispute by the Parties. The accounting firm will make a determination as soon as practicable within twenty (20) calendar days (or such other time as the Parties hereto will agree in writing) after their engagement. Absent manifest error, the determination of such accounting firm will be final and binding upon the Parties and the Closing Date Balance Sheet, the Closing Date Figures and the Adjustment will be those determined by such accounting firm. The Party’s Final Figures that are furthermost from those finally determined by the accounting firm, provided that such Party’s Final Figures exceed those finally determined by the accounting firm by more than five percent (5%), will pay the fees and expenses of the accounting firm. In the event that neither Party’s Final Figures exceed those finally determined by the accounting firm by more than five percent (5%), then the Purchaser and the Vendor will each pay half of the cost of the fees and expenses of the accounting firm.

Adjustment

2.9 The “Adjustment” will be calculated as follows:

(a) if the Working Capital of the Target as at the Effective Time, as finally settled, determined or deemed to be determined pursuant to §2.6, §2.7 and §2.8 (which, for the purpose of clarity, will not include the Vendor’s Closing Costs as at the Effective Time), is less or more than the Target Working Capital, the Adjustment will be increased or decreased (as appropriate) on a dollar-for-dollar basis by the amount of the shortfall or excess (as appropriate);

(b) the Adjustment will be increased on a dollar-for-dollar basis by the amount of the Indebtedness of the Target as at the Effective Time, as finally settled, determined or deemed to be determined pursuant to §2.6, §2.7 and §2.8 (which, for purposes of clarity, will not include current liabilities included in the calculation of the Working Capital of the Target as at the Effective Time); and

(c) the Adjustment will be increased on a dollar-for-dollar basis by the amount of the Vendor’s Closing Costs as of the Effective Time, as finally settled, determined or deemed to be determined pursuant to §2.6, §2.7 and §2.8 to the extent not already paid by the Target.

2.10 If the Adjustment is greater than $0.00, then the Vendor will pay the amount of the Adjustment to the Purchaser within ten (10) Business Days following the Settlement Date by solicitor’s trust cheque or bank draft payable to, or to the order of, the Purchaser.

2.11 If the Adjustment is less than $0.00, then the Purchaser will pay the amount of the Adjustment (as a positive number) to the Vendor within ten (10) Business Days following the Settlement Date by solicitor’s trust cheque or bank draft payable to, or to the order of, the Vendor.

PART 3

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of the Vendor

3.1 Except as to and to the extent disclosed in reasonable detail by the Vendor in a written disclosure schedule provided by the Vendor to Purchaser (the “Disclosure Schedule”), the Vendor represents and warrants to and in favour of the Purchaser as set forth in this §3.1. The Disclosure Schedule will be arranged in sections corresponding to the numbered sections contained in this §3.1, and any disclosure in any section of the Disclosure Schedule will qualify other sections in this §3.1 to the extent it is reasonably apparent on its face that such disclosure also qualifies such other section in this §3.1:

(a) Organization.

(i) The Target has been duly incorporated or formed under the laws of the State of Texas and is validly subsisting and has full corporate or legal power and authority to own its Assets and conduct the Target Business as currently owned and conducted.

(ii) The Target does not have any shareholding or other material beneficial interest in any other corporation or entity.

(b) Capitalization. The authorized capital stock of the Target consists of 1,000,000 shares with a par value of $1.00 each, of which only the Purchased Shares are issued and all such shares are duly authorized, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights and any restrictions on transfer, and there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Target to issue or sell any shares of the Target or securities or obligations of any kind convertible into or exchangeable for any shares of the Target, nor are there outstanding any stock appreciation rights, agreements, arrangements or commitments. No shares of the Target have been purchased or redeemed for cancellation, and the Target has not “spun-off” any Assets into any other entity. There are no outstanding bonds, debentures or other evidences of indebtedness of the Target having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the Vendor on any matter.

(c) Ownership of Purchased Shares. The Vendor owns and has good and marketable title to all of the Purchased Shares as the legal and beneficial owner thereof, free and clear of all Encumbrances.

(d) Authority. The Vendor and the Target each have all requisite power and authority to execute and deliver this Agreement and each other document contemplated hereby to which, as applicable, the Target is a party (each, a “Target Document” and collectively, the “Target Documents”) and the Vendor is a party (each a “Vendor Document” and collectively, the “Vendor Documents”), to perform his or its obligations hereunder, including, without limitation, to transfer the legal and beneficial title and ownership of the Purchased Shares to the Purchaser, and thereunder and to consummate the transactions contemplated hereby and thereby.

(e) Execution and Delivery. The execution and delivery of this Agreement, each of the Target Documents by the Target, each of the Vendor Documents by the Vendor, and the consummation by the Target and the Vendor of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary action, corporate or otherwise, on the part of the Target and the Vendor, and no other proceedings on the part of the Target or the Vendor are necessary to authorize this Agreement, any of the Target Documents or any of the Vendor Documents, or to consummate the transactions contemplated hereby and thereby.

(f) Valid and Binding Obligation. This Agreement constitutes a valid and binding obligation of the Vendor and the Target, enforceable against the Target and the Vendor in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).

(g) No violation. Except as set forth in Schedule 3.1(g) of the Disclosure Schedule, the execution and delivery by the Vendor and the Target of this Agreement, and the performance by the Vendor and the Target of any of the terms under this Agreement, will not:

(i) result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(A) the certificate of formation, bylaws or any other organizational document of the Target and/or any shareholder agreement or any other agreement to which the Target is subject relating to ownership of the shares of the Target; or

(B) any Laws, judgment, decree or permit, except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment, decree or permit would not, individually or in the aggregate, have a Material Adverse Effect on the Target;

(ii) result in a violation or breach of, or give rise to any right of termination under, any Material Contract;

(iii) have a Material Adverse Effect on the Target;

(iv) require consent to be obtained under any Material Contract;

(v) give rise to any acceleration of Indebtedness of the Target, or cause any such Indebtedness to come due before its stated maturity;

(vi) result in the imposition of any Encumbrance upon any of its Assets, or restrict, hinder, impair or limit the ability of the Target to carry on the Target Business in all material respects; or

(vii) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to the Vendor or to any employee of the Target or increase any benefits otherwise payable to the Vendor or to any employee of the Target under any of the Target plans or result in the acceleration of time of payment or vesting of any such benefits.

(h) No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or third party is required to be obtained by the Vendor or the Target in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except where the failure to obtain such consents, or make such filings or notifications, would not be, individually or in the aggregate, material to the Target or the Target’s Business on an ongoing basis.

(i) No Brokers. No broker, finder, agent or investment banker is entitled to any brokerage, finder’s, agent’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby.

(j) No Defaults. Neither the Target nor the Vendor is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any Material Contract to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect in respect of the Target.

(k) Absence of Certain Changes or Events. Since the Financial Statements Date, the Target has conducted its businesses in the ordinary and regular course of business consistent, where relevant, with past practice and, except as set forth on Schedule 3.1(k) of the Disclosure Schedule, since the Financial Statements Date, the Target has not:

(i) incurred any obligation or liability (fixed or contingent) other than obligations or liabilities incurred in the ordinary course of business, and has not incurred any Indebtedness;

(ii) paid or satisfied any obligations or liabilities (fixed or contingent), other than obligations or liabilities incurred in the ordinary course of business;

(iii) created any Encumbrance upon any of its properties or Assets;

(iv) sold, assigned, transferred, leased or otherwise disposed of any of its properties or Assets;

(v) purchased, leased or otherwise acquired any properties or Assets except for any properties or Assets which do not, in the aggregate, exceed $5,000;

(vi) waived, cancelled or written off any rights, claims, accounts receivable or any amounts payable to it except for immaterial rights, claims, accounts receivable or amounts payable waived, cancelled or written off in the ordinary course of business and which do not, in the aggregate, exceed $2,000;

(vii) suffered any damage, destruction or loss (whether or not covered by insurance) which would reasonably be expected to have a Material Adverse Effect on the Target Business or the financial condition of the Target;

(viii) suffered any extraordinary loss relating to the Target Business which would reasonably be expected to have a Material Adverse Effect on the Target Business or the financial condition of the Target;

(ix) made or incurred any Material Adverse Change in, or become aware of any event or condition which would reasonably be expected to have a Material Adverse Effect on, the Target Business or financial condition of the Target or its relationship with customers, suppliers or employees;

(x) made any Material Adverse Change with respect to any method of management, operation or accounting in respect of the Target Business;

(xi) increased any form of compensation or other benefits payable or to become payable to any of the employees, independent representatives, agents or contractors of the Target other than in the ordinary course of business;

(xii) suffered a Material Adverse Change with respect to the Target Business; or

(xiii) entered into, amended, relinquished, terminated or not renewed any Material Contract other than this Agreement, or authorized, agreed or otherwise become committed to do any of the foregoing.

(l) Financial Statements. The Financial Statements have been prepared in accordance with the books and records of the Company, on a basis consistent with financial statements of previous years and present fairly in all material respects the Assets, liabilities (whether accrued, absolute, contingent or otherwise), revenues, earnings, results of operation and financial position of the Target as at the applicable statement date provided therein and for the applicable fiscal period provided therein.

(m) Books and Records. The books, records and accounts of the Target in all material respects have been maintained in accordance with good business practices on a basis consistent with prior years and in accordance with the requirements of applicable Laws.

(n) Litigation, Etc. There is no claim, action, proceeding or investigation pending or, to the knowledge of the Vendor, threatened against or by the Target before any court or Governmental Entity. The Target has not been notified that the Target’s Assets are subject to any outstanding judgment, order, writ, injunction or decree.

(o) Environmental. Except for matters that individually or in aggregate would not reasonably be expected to have a Material Adverse Effect on the Target, to the Vendor’s knowledge, all operations of the Target have been conducted, and are now, in compliance in all material respects with all applicable environmental Laws.

(p) Tax Matters.

(i) The Target has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable Laws. All Taxes owed by the Target (whether or not shown or required to be shown on any Tax Return) have been paid. The Target is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Governmental Entity in a jurisdiction where the Target does not file Tax Returns that the Target is or may be subject to taxation by that jurisdiction. There are no liens on any of the Assets of the Target that arose in connection with any failure (or alleged failure) to pay any Tax, other than liens for Taxes not yet due and payable.

(ii) The Target has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(iii) The Vendor does not expect any Governmental Entity to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability of the Target either (A) claimed or raised by any Governmental Entity in writing or (B) as to which the Vendor has knowledge based upon personal contact with any agent of such entity. Schedule 3.1(p) to the Disclosure Schedule lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to the Target for taxable periods ended on or after December 31, 2008, indicates those

Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Target has delivered to Purchaser correct and complete copies of all income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Target since December 31, 2008.

(iv) The Target has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(v) The unpaid Taxes of the Target (A) did not, as of the Financial Statements Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Target in filing its Tax Returns.

(vi) No payments with respect to any disposition of Assets by the Target that was reported under the installment method of Code section 453 remain unpaid.

(vii) The Target has not been a United States real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii).

(viii) The Target has never had a “permanent establishment” (as defined in any applicable Tax treaty) in any country other than the United States.

(ix) The Target has no obligation to make a payment that is not deductible under Code section 280G or any corresponding provision of state, local or foreign Tax law. All plans or arrangements to which Target is a party that are “nonqualified deferred compensation plans” within the meaning of Code section 409A(d)(1) satisfy the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder and have been operated in accordance with such requirements. No amounts under any such nonqualified deferred compensation plan is or has been subject to the interest and additional tax set forth in Code section 409A(a)(1)(B).

(x) The Target has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662. The Target is not a party to any Tax allocation or sharing agreement. The Target (A) has not been a member of an “affiliated group” (within the meaning of Code section 1504) filing a consolidated federal income Tax Return and (B) has no liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(xi) The Target has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code section 355 or Code section 361.

(xii) The Target has not been a party to any ‘‘reportable transaction,’’ as defined in Code section 6707A(c)(1) and Treasury Regulations section 1.6011-4(b).

(xiii) The Target has delivered to Purchaser all documentation relating to any Tax holiday or incentive applicable to the Target and is in compliance with the requirements for any such Tax holiday or incentive.

(xiv) The Target (and any predecessor of the Target) has been a validly electing S corporation within the meaning of Code sections 1361 and 1362 and corresponding provisions of state and local Tax Laws at all times during its existence and the Target will be an S corporation up to the date before the Closing Date.

(xv) The Target has no potential liability for any Tax under Code section 1374. Neither the Target nor any qualified subchapter S subsidiary of the Target has, in the past 10 years, (A) acquired assets from another corporation in a transaction in which the Target’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

(xvi) Schedule 3.1(p) to the Disclosure Schedule identifies each Target subsidiary, if any, that is a ‘‘qualified subchapter S subsidiary’’ within the meaning of Code section 1361(b)(3)(B). Each Target subsidiary so identified has been a qualified subchapter S subsidiary at all times since the date shown on such schedule up to and including the Closing Date.

(q) Compliance with Laws. To the Vendor’s knowledge, the Target has been in compliance and is not in violation of any applicable Laws, orders, judgments and decrees other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Target. To the knowledge of the Vendor, the Target has made all statutory, regulatory, legal or other filings required of it.

(r) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Target that has or, to the Vendor’s knowledge, would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Target in connection with the Target Business, any acquisition of Assets by the Target or the conduct of business by the Target as currently conducted other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, have a Material Adverse Effect on the Target.

(s) Employees. Schedule 3.1(s) of the Disclosure Schedule sets forth a true and complete list of all current employees of the Target and details of their current annual salaries, benefits, bonuses, compensation plans, vacation entitlements, and other material remuneration. All of the employees of the Target are “at-will” employees. To the Vendor’s knowledge, there are no current claims or complaints filed against the Target by any past or present employee with respect to unpaid remuneration or for workers’ compensation benefits. The Target is not subject to any collective agreement with any labour union or employee association and is not conducting any negotiations with any labour union or employee association with respect to any future collective agreement;

(t) Material Contracts. Schedule 3.1(t) of the Disclosure Schedule sets forth a true and complete list of all Material Contracts, all of which are valid and subsisting, in full force and effect, and no material default exists in respect thereof. None of the Material Contracts will require consent or approval from Target’s counterparty with respect to this Agreement or the transactions contemplated hereby, and this Agreement and the transactions contemplated hereby will not result in a breach, termination, termination right or change in any right or obligation under any Material Contract.

(u) Insurance. Schedule 3.1(u) of the Disclosure Schedule sets out a true and complete description of all insurance policies (including the name of the insurer, policy number, amount of coverage, type of insurance, expiry date and details of pending claims, if any) maintained by the Target in respect of its Assets, business operations, directors, officers and employees. To the Vendor’s knowledge, all such insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated insurers, are sufficient for all requirements under applicable Laws and the terms of any contracts, and provide insurance, including liability and product liability insurance, in such amounts and against such risks as are commercially reasonable to protect the employees, properties, Assets, the Target Business and the operations of the Target. Except as set forth on Schedule 3.1(u) of the Disclosure Schedule, since the Financial Statements Date, the Target has not received written notice of any default with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim of which the Vendor has knowledge within the appropriate time therefor. There are no circumstances under which the Target would be required to or, in order to maintain its coverage, should give any notice to the insurers under any such insurance policy which has not been given. Except as set forth on Schedule 3.1(u) of the Disclosure Schedule, the Target has not received notice from any of the insurers regarding cancellation of any such insurance policy listed on Schedule 3.1(u) of the Disclosure Schedule or any notice from any of its insurers denying any claims.

(v) Title to Assets. The Target owns all of the Assets that it purports to own including all the Assets reflected as being owned by it in its financial books and records. The Target has legal and beneficial ownership and has good and marketable title to all such Assets, free and clear of all Encumbrances.

(w) Intellectual Property.

(i) Schedule 3.1(w) of the Disclosure Schedule sets forth (A) a true and complete list of all registrations and applications for registration of trade-marks, patents, copyrights, domain names, industrial designs and any other registrations and applications for registration of Intellectual Property owned by the Target, (B) all material, unregistered Intellectual Property including the Software Assets owned by the Target but excluding any trade secrets, and (C) all material licenses held by the Target (all of which are in good standing) in respect of the Intellectual Property. Without restricting the generality of the foregoing, the Target does not use any trade names, design marks, domain names or trade-marks (whether registered or unregistered) other than those shown in Schedule 3.1(w) of the Disclosure Schedule.

(ii) Except as set forth on Schedule 3.1(w) of the Disclosure Schedule, the Target (A) owns all right, title and interest in and to the Intellectual Property or has the right, pursuant to a license disclosed on Schedule 3.1(w) of the Disclosure Schedule, to use the Intellectual Property as used in the Target Business (which right will not be impaired in any manner as a result of the transactions contemplated herein), (B) has not transferred, assigned or encumbered the Intellectual Property or its interests therein in any material respect, (C) has not permitted the transfer, assignment, or encumbrance of the Intellectual Property or its interests therein in any material respect, and (D) is not required to pay any royalty, fee or other similar consideration to any person with respect to the use of the Intellectual Property.

(iii) To the Vendor’s knowledge, the conduct of the Target Business does not infringe upon the industrial rights or Intellectual Property Rights, domestic or foreign, of any other person.

(iv) To the Vendor’s knowledge, there exist no claims of any infringement or breach by the Target of any industrial rights or Intellectual Property Rights of any other person, and neither the Target nor the Vendor have received any notice that the conduct of the Target Business, including the use or intended or proposed use of the Intellectual Property or the Software Assets, infringes upon or breaches, or may infringe upon or breach, any industrial rights or Intellectual Property Rights of any other person.

(v) To the Vendor’s knowledge, there exists no infringement or violation of any of the rights of the Target in the Intellectual Property.

(vi) (A) there is no restriction on the ability of the Target to use and exploit all rights in the Intellectual Property, (B) each statement in each application for registration of the Intellectual Property was true and correct as of the date of such application, (C) each trademark and trade name in the Intellectual Property owned by the Target is in use, and (D) none of the rights of the Target in the Intellectual Property will be affected in any way by the transactions contemplated in this Agreement.

(vii) The Target has secured from all consultants and employees of the Target who contributed to the conception, creation, development, improvement or modification of any of the Intellectual Property an assignment of all Intellectual Property Rights (except, if applicable, moral rights, which have been waived) that the Target does not already own by operation of law.

(viii) The Target does not has not and does not use, nor does it require, any material third party software for the conduct of the Target Business including the offering, creation or development of the Software Assets, except for such third party software as may be readily obtained by license from third party vendors of such software on reasonable commercial terms.

(ix) The Vendor and the Target have taken reasonable measures (A) to protect the Target’s Intellectual Property Rights in and to the Intellectual Property, and (B) to maintain and preserve the security and confidentiality of any confidential information or trade secrets of the Target (including entering into written confidentiality or nondisclosure agreements with all current and former employees and consultants of the Target having any access to any such confidential information or trade secrets), and, to the Vendor’s knowledge, no confidential information or trade secrets in respect of the Intellectual Property has been misappropriated by any person (whether they having an obligation to maintain its confidentiality or not).

(x) Except as set forth on Schedule 3.1(w) of the Disclosure Schedule, none of the source code or other confidential information in connection with the Software Assets has been published or disclosed by the Vendor or the Target or, to the Vendor’s knowledge, any other person, and no licenses or rights have been granted to a third party to any source code to the Software Assets other than non-exclusive licenses granted to customers in the ordinary course of business.

(xi) The Target has taken commercially reasonable measures to protect all source code in connection with each Software Asset, and has created and safely stored back-up copies of all source code and related materials, all of which form part of the Software Assets.

(xii) To the Vendor’s knowledge, none of the Software Assets contain any “viruses”, “worms”, “time bombs”, “key-locks”, or any other code or devices that would disrupt or interfere with the operation of Software Assets or equipment upon which Software Assets operate or the integrity of the data or information the Software Assets process or produce in a manner adverse to the Purchaser or any licensee.

(xiii) Except as set forth on Schedule 3.1(w)(xiii) of the Disclosure Schedule, here is no Copyleft IP (defined below) (A) incorporated into, used with or forming part of any of the Software Assets in circumstances where the use of such Copyleft IP in connection with the Software Assets would obligate the Target to (A) distribute or disclose in source code form (or in any other dictated form) any parts of the Software Assets other than such Copyleft IP, or (B) license or otherwise make available on a royalty-free basis any such other source code (or other Intellectual Property Rights) that is combined or distributed with such Copyleft IP. In this provision, “Copyleft IP” means any third party Intellectual Property Rights (including those in respect of source code) that are subject to a license commonly referred to as an “open source”, “free software”, “copyleft” or “community source code” license, including, but not limited to, the GNU General Public License, or GNU Lesser General Public License, or any other license.

(x) Licences, Etc. The Target owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct the Target Business as now conducted except for such failure that would not individually or in the aggregate have a Material Adverse Effect on the Target.

(y) Debts and Creditors.

(i) The Target has no liabilities (contingent or otherwise) of any kind whatsoever and there is no basis for any assertion against the Target of any liabilities of any kind, other than (A) liabilities contemplated by or in connection with this Agreement, (B) the liabilities disclosed, reflected in or provided for in the Financial Statements, or (C) liabilities incurred since the Financial Statements Date in the ordinary course of business; and

(ii) The book debts and other receivables owing to the Target as set out in the Financial Statements are bona fide and, to the Seller’s knowledge, recoverable in full subject to reasonable reserves.

(z) No Charges. No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Target or any third party in respect of borrowings or other obligations of the Target.

(aa) Insolvency.

(i) The sum of the Target’s debts is not greater than all of the Target’s assets at a fair valuation and the Target is able to pay its debts as they become due, and thus the Target is not insolvent under either Chapter 24 of the Tex. Bus. & Com. Code Ann. or 11 U.S.C. §548.

(ii) No order has been taken or petition presented or resolution passed for winding up the Target and no distress, execution or other process has been levied on an Asset of the Target.

(iii) In relation to the Target:

(A) no administrator has been appointed;

(B) no order has been made or petition presented for the appointment of an administrator; and

(C) no notice of an intention to appoint an administrator has been given by the relevant company, its directors or the Vendor.

(iv) No order has been made or petition presented for the Target to be dissolved and its Assets to be distributed among the relevant company’s creditors, shareholders or other contributors.

(bb) Retirement Benefits. The Target does not have any obligation to provide or contribute towards pension, lump sum, death, ill-health, disability or accident benefits in respect of its past or present officers and employees, and no proposal or announcement has been made to any employee or officer of the Target about the introduction, continuance, increase or improvement of, or the payment of a contribution towards, any pension, lump sum, death, ill-health, disability or accident benefit other than announcements and information provided to officers and employees with respect to such benefits that are made in the ordinary course of business.

(cc) Absence of Approvals Required. No authorization, approval, order, licence, permit or consent of any Governmental Entity or other Person, authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by the Vendor or the Target with any such Governmental Entity, Person, regulatory body or agency or court is required in order for the Vendor and the Target:

(i) to consummate the transactions contemplated by this Agreement;

(ii) to execute and deliver all of the documents and instruments to be delivered by the Vendor under this Agreement;

(iii) to duly perform and observe the terms and provisions of this Agreement; and

(iv) to render this Agreement legal, valid, binding and enforceable.

(dd) Copies of Agreements. True, correct and complete copies of all written mortgages, leases, Material Contracts, instruments, licences, permits, authorizations, pleadings and other documents listed in the Disclosure Schedule have been delivered to the Purchaser.

(ee) Each Software Asset:

(i) functions materially in accordance with the specifications as well as with the provisions of this Agreement; and

(ii) does not consume an amount of computing cycles, network bandwidth, disk space or memory materially in excess of the specifications set out in the documentation therefor, if any, or if no such limits are expressed as part of such documentation, as would be reasonably expected in connection with the functionality thereof.

(ff) No Illegal Payments. Neither the Target nor the Vendor, nor any officer, director or agent of the Target, nor any other Person acting on behalf of the Target, nor any Affiliate or immediate family member of any of the foregoing, has (i) used any corporate or other funds of the Target for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds, in violation of applicable Law; (ii) made any payment for the account or benefit, or using funds, of the Target in violation of applicable Law to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (iii) accepted or received any unlawful contributions, payments, expenditures or gifts; or (iv) made any false or fictitious entries in the books and records of the Target.

3.2 Except for the Representations and Warranties of the Vendor contained in this Agreement, the Vendor does not make any express or implied representation or warranty with respect to himself or the Target or with respect to any other information provided to the Purchaser or its Representatives in connection with the transactions contemplated hereby. Without limiting the foregoing, other than pursuant to the express Representations and Warranties and covenants made by the Vendor in this Agreement, the Vendor, on behalf of himself and the Target, expressly disclaims any liability for, and will not have any liability under this Agreement to the Purchaser resulting from any written or oral communication to the Purchaser of, or their use of, any information (including any projections or forecasts or other information) made available to the Purchaser in expectation of the transactions contemplated by this Agreement.

3.3 Except for the Fundamental Representations and the Tax Representations, the Representations and Warranties of the Vendor hereunder will survive the Closing and the payment of the Purchase Consideration and, notwithstanding the Closing and the payment of the Purchase Consideration, will continue in full force and effect until, and expire on, the date that is eighteen (18) months from the Closing Date for all matters except a claim for breach of any of the Representations and Warranties by the Vendor in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Vendor, which may be made against the Vendor at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

3.4 The Representations and Warranties of the Vendor in §3.1(a) (Organization), §3.1(b) (Capitalization), §3.1(c) (Ownership of Shares of the Target), §3.1(d) (Authority), §3.1(e) (Execution and Delivery), §3.1(f) (Valid and Binding Obligation) and §3.1(w) (Intellectual Property) (collectively, the “Fundamental Representations”) and the Representations and Warranties of the Vendor in §3.1(p) (Tax Matters) (the “Tax Representations”) will survive the Closing and will remain in full force and effect until the expiration of the applicable statute of limitations, and if there is no applicable statute of limitations, such representations and warranties will remain in full force and effect indefinitely.

Representations and Warranties of the Purchaser

3.5 As a material inducement to the Vendor to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser represents and warrants to and in favour of the Vendor that:

(a) Organization of the Purchaser. The Purchaser is duly incorporated or formed, validly existing, and in good standing under the Business Corporations Act (British Columbia), is validly subsisting and has full corporate or legal power and authority to own its Assets and conduct its business as currently owned and conducted.

(b) Authority and No Violation.

(i) The Purchaser has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by the board of directors of the Purchaser, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the transactions contemplated hereby.

(ii) The approval of this Agreement, and the transaction documents to which it is, or is specified to be, a party, will be on the Closing Date, duly executed and delivered by the Purchaser and, assuming the due authorization and execution of this Agreement by the Vendor, this Agreement represents a legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions.

(iii) The execution and delivery of this Agreement by the Purchaser and the performance by its obligations hereunder and the completion of the transactions contemplated thereby, will not:

(A) result in a violation or breach of, require any consent to be obtained under or give rise to any termination, purchase or sale rights or payment obligation under any provision of:

(I) the Purchaser’s certificate of incorporation, notice of articles or articles or any other agreement or understanding relating to ownership of shares or other interests or to corporate governance;

(II) any Laws, judgment or decree, except to the extent that the violation or breach of, or failure to obtain any consent under, any Laws, judgment or decree would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser; or

(III) any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law to which the Purchaser is a party to, bound by or subject to;

(B) result in a material violation or material breach of any material contract, agreement, license, franchise or permit to which it is party or by which it is bound or is subject or is the beneficiary;

(C) have a Material Adverse Effect on the Purchaser;

(D) require consent to be obtained under any material contract, agreement, license, franchise or permit to which the Purchaser is a party or by which it is bound or subject or is the beneficiary;

(E) give rise to any right of termination or acceleration of indebtedness of the Purchaser, or cause such indebtedness to come due before its stated maturity or cause any available credit of the Purchaser to cease to be available; or

(F) result in the imposition of any Encumbrance, upon any of its material Assets, or restrict, hinder, impair or limit its ability to carry on its business as and where it is now being carried on in all material respects.

(iv) Except for the final acceptance hereof by the TSX expected in the ordinary course, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby or thereby other than any consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on the Purchaser.

3.6 All statements contained in any certificate or other instrument delivered by or on behalf of the Purchaser pursuant hereto or in connection with the transactions contemplated by this Agreement will be deemed to be representations and warranties by the Purchaser hereunder under such certificate or other instrument.

3.7 Subject to §3.8, the Representations and Warranties of the Purchaser hereunder will survive the Closing and the payment of the Purchase Consideration and, notwithstanding the Closing and the payment of the Purchase Consideration, the Representations and Warranties of the Purchaser will continue in full force and effect until, and expire on, the date that is eighteen (18) months from the Closing Date except a claim for breach of any of the Representations and Warranties by the Purchaser in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Purchaser, which may be made against such Party at any time following the Closing Date, subject only to applicable limitation periods imposed by Law.

3.8 The Representations and Warranties made by the Purchaser in §3.5(a) (Organization of the Purchaser) and §3.5(b) (Authority and No Violation) will survive the Closing and will remain in full force and effect until the expiration of the applicable statute of limitations, and if there is no applicable statute of limitations, such Representations and Warranties will remain in full force and effect indefinitely.

Disclosure Between the Date of this Agreement and Closing

3.9 The Vendor will be entitled to make further disclosure in writing in respect of the occurrence or non-occurrence of any matters, events or circumstances between the date of this Agreement and Closing which would or might reasonably be expected to cause or constitute a breach (or which would have caused or constituted a breach had such event occurred or been known to the Vendor prior to the date of this Agreement) of any of the Representations and Warranties or which would or might make any of the Representations and Warranties untrue or inaccurate without such disclosure; provided, however, that no right to damages or compensation will arise in favour of the Purchaser in consequence only of the occurrence or non-occurrence after the signing of this Agreement and before Closing of any matter, event or circumstances constituting a breach of any of the Representations and Warranties if the matter, event or circumstance in question could not reasonably have been disclosed prior to the date of this Agreement.

PART 4

COVENANTS

Covenants of the Vendor

4.1 The Vendor covenants and agrees that, during the period from the date of this Agreement until the Closing Date or the earlier termination of this Agreement in accordance with Part 8, except with the consent of the Purchaser to any deviation therefrom, which consent will not be unreasonably withheld, or with respect to any matter contemplated by this Agreement, the Vendor will and/or will cause the Target to:

(a) carry on the Target Business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use commercially reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business will be maintained;

(b) not commence to undertake a substantial change of the Target Business facilities;

(c) not split, combine or reclassify any of its securities nor declare, set aside or pay any dividends on or make any other distributions on or in respect of the Purchased Shares or any other securities in its capital;

(d) not amend the constating documents of the Target;

(e) not sell, pledge, encumber, allot, reserve, set aside or issue, authorize, solicit or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, the Purchased Shares or any other shares in its capital stock or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(f) not reorganize, amalgamate or merge the Target with any other entity, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the Assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(g) not sell, pledge, encumber, lease or otherwise dispose of any material Assets;

(h) not enter into any new non-arm’s length transactions whatsoever, not modify or amend the terms of any arrangements or agreements with any non-arm’s length party, and not guarantee the payment of material Indebtedness or incur material Indebtedness for money borrowed nor issue or sell any debt securities provided that this will not restrict the ability of the Target from entering into agreements with suppliers in the ordinary course of business pursuant to which the Target will become indebted to the supplier for goods or services delivered;

(i) use all commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Target or the Vendor with respect to the transactions contemplated hereby;

(j) not, except in the usual, ordinary and regular course of business and consistent with past practice or reasonable commercial practice: (A) satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the Financial Statements, which are, individually or in the aggregate, material; or (B) grant any waiver, exercise any option or relinquish any contractual rights;

(k) use all reasonable commercial efforts to cause the Target’s current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse;

(l) not settle or compromise any claim or suit brought by any present, former or purported officer, employee or holder of any of its securities as a consequence of this Agreement and as soon as reasonably practicable advise the Purchaser of such claim;

(m) except in the usual, ordinary and regular course of business and consistent with past practice or reasonable commercial practice or as required by applicable Laws, not enter into or modify in any material respect any Material Contract;

(n) not incur or commit to capital expenditures or other commitments prior to the Closing Date except in the ordinary course consistent with past practice or reasonable commercial practice and not, in any event, exceeding $25,000 in the aggregate without the prior written consent of the Purchaser;

(o) not make any changes to existing accounting practices relating to the Target (except as required by Law);

(p) not increase the compensation, or pay any bonus to or pay any dividend to, the employees, officers, consultants or directors of the Target, except in accordance with the terms of written agreements which existed and were in effect prior to October 31, 2012 or other commitments as disclosed at the time of executing this Agreement;

(q) promptly advise the Purchaser in writing:

(i) of any event occurring subsequent to the date of this Agreement that would render any Representation and Warranty of the Vendor contained in this Agreement (except any such Representation and Warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect without such disclosure;

(ii) of any Material Adverse Change in respect of the Target; and

(iii) of any material breach by the Target of any covenant or agreement contained in this Agreement;

(r) not make or change any election (including, for the avoidance of doubt, the Target’s S corporation election pursuant to Code sections 1361 and 1362 and corresponding provisions of state and local Tax Laws), change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Target, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Target, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the result of a Material Adverse Change to the Target Business for the period between the date hereof and the Closing Date; and

(s) not revoke the Target’s election to be taxed as an S corporation within the meaning of Code sections 1361 and 1362 and corresponding provisions of state and local Tax Laws. The Target and the Vendor will not take or allow any action that would result in the termination of the Target’s status as a validly electing S corporation within the meaning of Code sections 1361 and 1362 and corresponding provisions of state and local Tax Laws.

4.2 The Parties will, and will ensure that their respective Representatives will, perform all obligations required or desirable to be performed by them under this Agreement, co-operate with the other Parties in connection therewith, and do all such other acts and things as may be necessary in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement. Without limiting the generality of the foregoing, the Parties will:

(a) defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b) use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(c) effect all necessary filings and submissions of information required from the respective Parties by Governmental Entities; and

(d) use all reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by the respective Parties from other parties to loan agreements, leases or other contracts, if and where applicable.

Disclosure of Information

4.3 Each of the Parties acknowledges that certain information provided to them under this Agreement will be non-public and/or proprietary in nature (the “Information”). Except as permitted below, each of the Parties will keep the Information confidential and will not, without the prior written consent of the other Party, disclose it, in any manner whatsoever, in whole or in part, to any other Person, and will not use it for any purpose other than to evaluate the transactions contemplated by this Agreement. Each of the Parties will make all reasonable, necessary and appropriate efforts to safeguard the Information from disclosure to anyone other than as permitted hereby and to control the copies, extracts or reproductions made of the Information. The Information may be provided to the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”)

of each of the Parties who require access to the same to assist it in proceeding in good faith with the transactions contemplated by this Agreement and whose assistance is required for such purposes, provided that it has first informed such Representatives to whom Information is provided that the Representative has the same obligations, including as to confidentiality, restricted use and otherwise, that it has with respect to such Information. This provision will not apply to such portions of the Information that: (i) are or become generally available to the public otherwise than as a result of an unauthorised disclosure by a Party or its Representatives; or (ii) become available to a Party on a non-confidential basis from a source other than, directly or indirectly, the other Party or its Representatives, provided that such source is not to the knowledge of the first Party, upon reasonable inquiry, prohibited from transmitting the Information by a contractual, legal or fiduciary obligation; (iii) were known to a Party or were in its possession on a non-confidential basis prior to being disclosed to it by the other Party or by someone on its behalf; or (iv) are required by applicable Laws or court order to be disclosed. The provisions of this §4.3 will survive the Closing and the termination of this Agreement. For greater certainty, the Information of the Vendor and/or the Target in connection with the Target Business (including, without limitation, any source code to the Software Assets) will, upon completion of the transactions hereunder, form part of the Information of the Target and the Vendor’s obligation thereafter will be to protect it as if it were the Purchaser’s Information.

4.4 The Parties acknowledge that certain Information may be competitively sensitive and that disclosure thereof will be limited to that which is reasonably necessary for the purpose of (i) preparing necessary submissions or applications to the TSX, (ii) avoiding conflicts, and (iii) integrating the operations of the Purchaser and the Target.

Privacy Legislation

4.5 The Vendor agrees and acknowledges that the Purchaser may use and disclose the Vendor’s personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar replacement or supplemental provincial or federal legislation or Laws in effect from time to time), as follows, and consents to such use and disclosure:

(a) for internal use with respect to managing the relationships between and contractual obligations of the Purchaser and the Vendor;

(b) for use and disclosure for Tax related purposes, including without limitation, where required by Law, disclosure to Canada Revenue Agency;

(c) disclosure to a governmental or other authority (including, without limitation, the TSX, the British Columbia Securities Commission, the Alberta Securities Commission, the Ontario Securities Commission and/or the Autorité des Marchés Financiers) to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(d) disclosure to professional advisers of the Purchaser in connection with the performance of their professional services;

(e) disclosure to any Person where such disclosure is necessary for legitimate business reasons and is made with the Vendor’s prior written consent;

(f) disclosure to a court or arbitrator determining the rights of the Parties under this Agreement; or

(g) for use and disclosure as otherwise required or permitted by Law.

The Vendor represents and warrants that it has the authority to provide the consents and acknowledgements set out in this §4.5.

Tax Matters

4.6 The following provisions will govern the allocation of responsibility as between the Purchaser and the Vendor for certain Tax matters following the Closing Date:

(a) Tax Indemnification. The Vendor will indemnify the Purchaser and its Affiliates and hold them harmless from and against, any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Target for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, and (ii) any and all Taxes of any Person (other than the Target) imposed on the Target as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of clauses (i) and (ii) above, the Vendor will be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Closing Date Balance Sheet (rather than in any notes thereto) and taken into account in determining the Adjustment; provided further, that in the event of clause (i), the Vendor will not be liable for losses, claims, liability, expense or other damages for Taxes arising from (A) the failure of Purchaser or any of its Affiliates to comply with the terms of this Agreement, or (B) any transactions occurring after the Closing on the Closing Date outside the ordinary course of Target’s business (based upon past practice and custom). The Vendor will reimburse the Purchaser for any Taxes of the Target that are the responsibility of the Vendor pursuant to this §4.6(a) within fifteen (15) Business Days after payment of such Taxes by the Purchaser or any of its Affiliates. Purchaser’s right to indemnification pursuant to this §4.6(a) shall survive until the expiration of the applicable statute of limitations.

(b) Tax Returns. The Vendor will prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Target for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Vendor will permit the Purchaser to review and comment on each such Tax Return described in the preceding sentence prior to filing. To the extent permitted by applicable Laws, the Vendor will include any income, gain, loss, deduction or other tax items for such periods on his Tax Returns in a manner consistent with the Schedule K-1s prepared by the Vendor for such periods. Purchaser will not file any Tax Returns for the Target (including amended Tax Returns) that include a Tax period or portion thereof that includes a period that began prior to the Closing Date without the prior written consent of the Vendor, such consent not to be unreasonably withheld; provided, however, that the Vendor will not be required to indemnify the Purchaser for any liabilities resulting from the filing of any such Tax Returns (including amended Tax Returns) of the Target filed by or caused to be filed by the Purchaser that includes a period that began prior to the Closing; provided further, that such exception will not apply to the failure of the Target to file any Tax Returns (including amended Tax Returns) of the Target that was required to be filed prior to Closing and that includes a period that began prior to the Closing. Purchaser will not file an election pursuant to Section 338(g) of the Code on behalf of the Target.

(c) Cooperation on Tax Matters. The Purchaser and the Vendor will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this §4.6 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Target and the Vendor agree (A) to retain all books and records with respect to Tax matters pertinent to the Target relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser or the Vendor, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Entity and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Target and the Vendor, as the case may be, will allow the other Party to take possession of such books and records.

(d) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement will be paid by the Vendor when due, and the Vendor will, at his own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Contingent Consideration Covenants of the Purchaser

4.7 From the Closing Date until the final Outside Date, Purchaser will act in good faith and operate the Target in the ordinary course as a stand-alone entity, including, but not limited to, funding and supporting the Target and the Target Business in a reasonable and businesslike manner. As amplification and not in limitation of the foregoing, the Purchaser will not, from the Closing Date until the final Outside Date, without the prior written consent of the Vendor, which will not be unreasonably withheld, delayed or denied: (a) take any action to reduce revenues of the Target; (b) take any action in bad faith that would be unfairly prejudicial or discriminatory to the interests of Vendor in receiving the Contingent Consideration; (c) take any action that would change, in any way, the manner in which the revenues of the Target are calculated as of the Closing Date; or (d) violate any applicable laws, authorizations, permits and licenses, except to the extent such violation would not have an adverse economic effect on the Contingent Consideration.

Indemnification of Officers of the Target

4.8 For a period of two (2) years from and after the Closing, the Target will indemnify (including advancement of expenses) and hold harmless the Vendor to the same extent the Vendor is permitted to be indemnified by the Target as of the date of this Agreement pursuant to the organizational documents of the Target for claims brought against the Vendor in his capacity as officer or director of the Target which occurred at or prior to the Closing. The certificate of formation of the Target will not be amended, repealed or otherwise modified for a period of two (2) years in any manner that would adversely affect, in any material respect, the rights of the past and present officers of the Target or the indemnification and exculpation of such past and present officers (unless such modification is required by Law).

4.9 For a period of two (2) years from and after the Closing, the Target will continue to maintain any officers’ and directors’ liability insurance in place as of the date hereof with respect to act or omissions occurring at or prior to the Closing covering the Vendor. The terms and coverage amounts of the liability insurance policy will be at least as favorable as the terms and coverage amounts of the liability insurance policy in effect on the date hereof; provided that in lieu of the foregoing, the Target may obtain a prepaid tail policy, which provides directors’ and officers’ liability insurance tail coverage for a period ending no earlier than the second anniversary of the Closing.

4.10 If the Target or any of its successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of the Purchaser will assume the obligations set forth in §§4.8 through 4.12.

4.11 The provisions of §§4.8 through 4.12 are intended for the benefit of, and will be enforceable by, the Vendor and his respective heirs and representatives. The rights of the Vendor under §§4.8 through 4.12 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract, Law or otherwise. Notwithstanding the foregoing, the provisions of §§4.8 through 4.12 will not eliminate or reduce the obligations of the Vendor to the Purchaser under this Agreement.

Transaction Bonus

4.12 The Purchaser will fund the Target with $50,000 in cash at Closing (the “Cash Transaction Bonus”) and up to an additional $50,000 in cash (the “Contingent Transaction Bonus”) in order for the Target to pay the Cash Transaction Bonus to [Redacted: Name of employee.] at Closing and to pay the Contingent Transaction Bonus to [Redacted: Name of employee.] in accordance with the Milestones set forth in Exhibit A. The Contingent Transaction Bonus will be funded by Purchaser only if necessary to meet the obligation to make the Contingent Transaction Bonus payments.

PART 5

INDEMNITIES

Indemnification of the Purchaser Indemnified Parties

5.1 Subject to the limitations set out in §4.6(b), and §5.3 through §5.14, the Vendor covenants and agrees with the Purchaser to indemnify the Purchaser and/or the Target (as applicable) (collectively, the “Purchaser Indemnified Parties”) against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser Indemnified Parties (as applicable), directly or indirectly, by reason of or arising out of or with respect to:

(a) any incorrectness in or breach of any Representation or Warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor or the Target contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

(c) the Tax indemnity set out in §4.6(a),

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as the “Purchaser Losses”.

Indemnification of the Vendor

5.2 Subject to the limitations applicable to the Vendor set out in §5.3 through §5.14, the Purchaser covenants and agrees with the Vendor to indemnify the Vendor against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Vendor, directly or indirectly, by reason of or arising out of:

(a) any incorrectness in or breach of any Representation or Warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement; or

(b) any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as the “Vendor Losses”, and together with the Purchaser Losses, the “Losses”).

Limitations on Indemnification

5.3 The Vendor will only be liable for Purchaser Losses in respect of which a claim for indemnity is made by the Purchaser on or before the applicable expiry dates for the survival of the Vendor’s Representations and Warranties as set out in §3.3 and §3.4 or in respect of which a claim for indemnity is made by the Purchaser with respect to the Tax indemnity set out in §4.6(a).

5.4 The Purchaser will only be liable for Vendor Losses in respect of which a claim for indemnity is made by the Vendor on or before the applicable expiry dates for the survival of the Purchaser’s Representations and Warranties as set out in §3.7 and §3.8.

5.5 Except for a claim made in respect of a Fundamental Representation, a Tax Representation or with respect to the Tax indemnity set out in §4.6(a), notwithstanding anything to the contrary in this Agreement, no Purchaser Indemnified Party will have any right to indemnification pursuant to §5.1 unless and until the aggregate amount of all Purchaser Losses suffered by the Purchaser Indemnified Parties due to breaches of the Vendor’s Representations and Warranties under this Agreement exceed Twenty Five Thousand Dollars ($25,000) (the “Deductible”), in which case the Purchaser Indemnified Parties will be indemnified and held harmless with respect to only the amount of Purchaser Losses in excess of the Deductible. There will be no Deductible for a claim made in respect of a Fundamental Representation, a Tax Representation or the Tax indemnity set out in §4.6(a).

5.6 Notwithstanding anything to the contrary in this Agreement, the aggregate amount of Purchaser Losses recoverable hereunder by the Purchaser Indemnified Parties for indemnification pursuant to §5.1 will not exceed Two Hundred Thousand Dollars ($200,000); provided, however, that such limitation will not apply to Purchaser Losses which are suffered or incurred by the Purchaser Indemnified Parties which arise from or as a result of any inaccuracy in, or breach of, any Fundamental Representation, Tax Representations or with respect to the Tax indemnity set out in §4.6(a).

5.7 Notwithstanding anything to the contrary in this Agreement, in no event will the aggregate liability of the Vendor for indemnification pursuant to §5.1 exceed the portion of the Purchase Consideration actually received by the Vendor, and such aggregate liability of the Vendor will be decreased to the extent that the Purchaser can offset the liabilities against any or all of the Contingent Transaction Bonus that is then due and payable pursuant to §4.12.

5.8 Except for a claim made in respect a breach of a covenant to pay the Contingent Consideration or a breach of the covenants set forth in §4.6, notwithstanding anything to the contrary in this Agreement, the Vendor will have no right to indemnification pursuant to §5.2 unless and until the aggregate amount of all Vendor Losses suffered by the Vendor due to breaches of the Purchaser’s Representations and Warranties under this Agreement exceed the Deductible, in which case the Vendor will be indemnified and held harmless with respect to only the amount of Vendor Losses in excess of the Deductible. There will be no Deductible for a claim made in respect of a breach of the covenant to pay the Contingent Consideration.

5.9 Notwithstanding anything to the contrary in this Agreement, the aggregate amount of Vendor Losses recoverable hereunder by the Vendor for indemnification pursuant to §5.2 will not exceed Two Hundred Thousand Dollars ($200,000); provided, however, that such limitation will not apply to Vendor Losses which are suffered or incurred by the Vendor which arise from or as a result of a breach of the covenants of the Purchaser to pay the Contingent Consideration.

5.10 The amount of any Losses calculated pursuant to this Part 5 will be net of (i) any insurance proceeds actually received by the Indemnified Parties, as the case may be (excluding the cost associated with such recovery) and (ii) amounts relating to any such loss set forth on the Closing Date Balance Sheet for the purpose of calculating the Adjustment as set forth in §2.8, §2.9, §2.10, and §2.11, to the extent such accruals actually and directly relate to the underlying Loss. If any Indemnified Party receives an amount under insurance coverage with respect to losses at any time subsequent to any indemnification provided by an indemnifying party, then the Indemnified Party, as the case may be, will promptly reimburse the indemnifying party for any losses paid by such Party in connection with providing such indemnification up to such amount received by the Indemnified Party. The Indemnified Parties will use commercially reasonable efforts to collect any amounts available under such insurance coverage.

5.11 Each of the Indemnified Party will comply with applicable Law to mitigate any losses which it or any other Indemnified Party may suffer in consequence of any fact, matter or circumstance giving rise to a claim for indemnification under this Agreement.

5.12 Where the Indemnified Parties or any of their Affiliates are entitled to recover (whether by insurance, indemnification, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Indemnified Parties (in whole or in part) in respect of the liability or Loss which is the subject of an indemnity claim, the Indemnified Parties or their relevant Affiliates will use their commercially reasonable efforts to seek such right.

5.13 No Indemnified Party will be entitled to recover under this Part 5 with respect to, and the term “Losses” will not include, lost business opportunities, lost profits, any measure of damages based on any multiple of earnings, revenue or EBITDA or similar concept, consequential damages of any kind, or indirect, incidental, special, exemplary and punitive damages, except if in any such case such Losses are in respect to damages paid to a third party in which case the restrictions of this 5.13 will not apply to such damages paid to the third party and the Indemnified Party will be permitted to so recover.

5.14 Notwithstanding any other provision herein to the contrary, the Vendor, on the one hand, and the Purchaser, on the other hand, will not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party or the Vendor, respectively, against or reimburse any Purchaser Indemnified Party or the Vendor, respectively, for any Losses to the extent any Purchaser Indemnified Party or the Vendor, respectively, has been indemnified or reimbursed for such amount under any other provision of this Agreement or any other agreement with the Vendor, on the one hand, or the Purchaser, on the other hand, in respect of the same subject matter.

Indemnification Payments

5.15 With respect to Purchaser Losses, the Vendor, in his discretion, may satisfy all or any portion of his indemnification payment in favor of a Purchaser Indemnified Party with cash. With respect to Vendor Losses, the Purchaser, in its discretion, may satisfy all or any portion of its indemnification payment in favor of the Vendor with cash.

Claims under Indemnity

5.16 If any claim is made by any Person against and Indemnified Party (as applicable) in respect of which an Indemnified Parties (as applicable) may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity of the other Party in §5.1 or §5.2, the Indemnified Party will notify the indemnifying Party as soon as reasonably practicable of the nature of such claim and the indemnifying Party will be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by the indemnifying Party or not) will be through legal counsel, and will be conducted in a manner, acceptable to the Purchaser and the Vendor, acting reasonably, and no settlement may be made by the Vendor or the Purchaser without the prior written consent of the other. If the indemnifying Party assumes the defence of any claim then:

(a) the Indemnified Parties and each party’s counsel will co-operate with the indemnifying Party and his or its counsel in the course of the defence, such co-operation to include providing or making available to the indemnifying Party and his or its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence will, from and after such assumption, be borne by the indemnifying Party; and

(c) if an Indemnified Party retains additional counsel to act on its behalf (which will be at the Indemnified Party’s sole expense), the indemnifying Party and his or its counsel will co-operate with the Indemnified Party and each such party’s counsel, such co-operation to include providing or making available to the Indemnified Party and each such party’s counsel documents and information and witnesses for attendance at examinations for discovery and trials.

5.17 If the Vendor or the Purchaser Indemnified Parties are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then the Purchaser Indemnified Parties and the Vendor will be represented by separate counsel and, subject to the indemnity obligations of the Vendor as set out in §5.1 and the Purchaser in §5.2, the costs associated with the action will be borne by the parties incurring such costs.

Exclusive Remedy

5.18 From and after the Closing, the remedies in this Part 5 will be the exclusive remedies of the Parties with respect to any and all matters arising under this Agreement and the transactions contemplated hereby, except for the remedies of specific performance, injunction and other non-monetary equitable relief; provided, that no Party will be deemed to have waived any rights, claims, causes of action or remedies if and to the extent such rights, claims, cause of action or remedies are based on actual fraud (it being understood that nothing in this Agreement will preclude a claim based on actual fraud).

PART 6

CONDITIONS

Mutual Conditions Precedent

6.1 The respective obligations of each Party to complete the purchase and sale of the Purchased Shares and the other transactions contemplated hereby will be subject to the satisfaction of, or compliance with, on or before the Closing Date, each of the following conditions precedent:

(a) there will not be in force any order or decree restraining or enjoining the completion of the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement and there will be no proceeding of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof; and

(b) this Agreement will not have been terminated pursuant to Part 8.

6.2 The conditions set forth in §6.1 are for the exclusive benefit of each Party and may be waived by such Parties, in whole or in part, by mutual agreement in writing on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement will not prejudice or affect in any way the rights of the Parties in respect of the warranties and representations of the other in this Agreement, and the representations and warranties of each Party in this Agreement will survive the Closing and payment of the Purchase Consideration for the applicable period set out in §3.3 and §3.7.

Purchaser’s Conditions Precedent

6.3 The obligations of the Purchaser to purchase the Purchased Shares and the other transactions contemplated hereby will be subject to the satisfaction of, or compliance with, at or before the Closing Date, each of the following conditions precedent:

(a) the Representations and Warranties of the Vendor will be true and correct in all material respects as at the Closing Date (save as disclosed) as if made on and as of such date (except to the extent such Representations and Warranties speak as of an earlier date, in which event such Representations and Warranties will be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(b) the Vendor and the Target will have performed and complied with all the obligations, covenants and agreements to be performed and complied with by him or it under this Agreement; and

(c) between the date hereof and the Closing Date, there will not have occurred a Material Adverse Change to the Target Business.

6.4 The conditions set forth in §6.3 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement will not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations of the Vendor in this Agreement, and the representations and warranties of the Vendor in this Agreement will survive the Closing and payment of the Purchase Consideration for the applicable period set out in §3.3 and §3.4.

Vendor’s Conditions Precedent

6.5 The obligations of the Vendor to sell the Purchased Shares and the other transactions contemplated hereby will be subject to the satisfaction of, or compliance with, on or before the Closing Date, each of the following conditions precedent:

(a) all Representations and Warranties of the Purchaser will be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent such Representations and Warranties speak as of an earlier date, in which event such Representations and Warranties will be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement); and

(b) the Purchaser will have performed and complied with all the obligations, covenants and agreements to be performed and complied with by it under this Agreement.

6.6 The conditions set forth in §6.5 are for the exclusive benefit of the Vendor and the Target and may be waived by the Vendor in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement by the Vendor will not prejudice or affect in any way the rights of the Vendor in respect of the warranties and representations of the Purchaser set forth in this Agreement, and the representations and warranties of the Purchaser in this Agreement will survive the Closing and payment of the Purchase Consideration for the applicable period set out in §3.7 and §3.8.

Notice and Cure Provisions

6.7 The Parties will give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof until the Closing Date, of any event or state of facts which occurrence or failure would, or would be likely to result in the failure in any material respect to comply with or satisfy any of the covenants, conditions or agreements to be complied with or satisfied by the other hereunder prior to the Closing Date.

PART 7

CLOSING

Manner of Closing

7.1 Subject to the terms and conditions hereof, the purchase and sale of the Purchased Sales will be completed on the Closing Date by exchange of documents between the Parties through their solicitors, or at such other time or place and in such other manner as the Parties may agree. For the avoidance of doubt, the Purchaser may decide in its absolute discretion to waive any of the requirements set out in §7.2 and the Vendor may decide in his absolute discretion to waive any of the requirements set out in §7.3.

Vendor’s Closing Deliveries

7.2 At the Closing, the Vendor will deliver, or cause to be delivered, to the Purchaser the following and such other documents as the Purchaser may reasonably require to complete the purchase and sale of the Purchased Shares and the other transactions contemplated hereby:

(a) certificates of the Secretary of State of Texas and the Texas Comptroller of Public Accounts as to the existence and good standing as of the most recent practicable date of the Target in such jurisdiction;

(b) a certificate executed by the Vendor certifying that the Vendor’s Representations and Warranties are true and correct as at the Closing Date (except to the extent such Representations and Warranties speak as of an earlier date, in which event such Representations and Warranties will be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(c) share certificate representing all of the Purchased Shares registered in the name of the Vendor, duly endorsed for transfer for the Purchaser, and stock power;

(d) a certified copy of a resolution of the sole director of the Target duly passed, with a certification that it has not been rescinded and continues to be in effect, authorizing the execution, delivery and implementation of this Agreement and of all transactions contemplated hereby and approving the transfer of the Purchased Shares form the Vendor to the Purchaser;

(e) share certificate registered in the name of the Purchaser, representing the Purchased Shares;

(f) all such instruments of transfer, duly executed, which in the opinion of the Purchaser, acting reasonably, are necessary to effect and evidence the transfer of the Purchased Shares to the Purchaser free and clear of all Encumbrances;

(g) a copy of the certificate of formation for the Target, certified by the Secretary of State of Texas as of the most recent practicable date of the Target;

(h) a copy of the bylaws of the Target, certified by the Vendor in his capacity as an officer of the Target;

(i) a copy of the securities register of the Target showing the Vendor as the registered owner of the Purchased Shares, certified by the Vendor in his capacity as an officer of the Target;

(j) a duly signed resignation of the Vendor as the sole officer of the Target, dated as of the Closing Date;

(k) a certified copy of a resolution of the sole director of the Target duly passed and effective immediately following the Closing, with a certification that it has not been rescinded and continues to be in effect, (i) increasing the size of the board of directors of the Target to three directors, (ii) appointing Kyle Hall and Cameron Lawrence as directors of the Target, (iii) accepting the resignation of the Vendor as the President, Secretary and Treasurer of the Target, and (iv) appointing Kyle Hall as the President and Secretary of the Target;

(l) all minute books, stock books, ledgers and registers, corporate seals and other corporate records relating to the organization, ownership and maintenance of the Target;

(m) a receipt for the Closing Consideration;

(n) the Employment Agreement executed by the Vendor;

(o) all other necessary consents, waivers and authorizations required to enable the completion of the purchase and sale of the Purchased Shares and the other transactions contemplated by this Agreement; and

(p) such other documents and instruments as may be agreed between the Parties as necessary to complete the purchase and sale of the Purchased Shares and the transactions set out in this Agreement.

Purchaser’s Closing Deliveries

7.3 At the Closing, the Purchaser will deliver, or cause to be delivered, to the Vendor the following:

(a) certificate of the Registrar of Companies for British Columbia as to the existence and good standing of the most recent practicable date of the Purchaser in such jurisdiction;

(b) a certificate executed by the Purchaser certifying that the Purchaser’s Representations and Warranties are true and correct as at the Closing Date (except to the extent such Representations and Warranties speak as of an earlier date, in which event such Representations and Warranties will be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(c) a certified copy of the resolutions of the directors of the Purchaser approving the execution and delivery of this Agreement and the performance of the Purchaser’s covenants and obligations hereunder;

(d) the Closing Consideration in accordance with §2.3(a);

(e) the Employment Agreement executed by the Purchaser;

(f) if applicable, evidence that the TSX has accepted this Agreement, or any other requirements imposed on the Purchaser pursuant to Canadian Law; and

(g) such other documents and instruments as may be agreed between the Parties as necessary to complete the transactions set out in this Agreement.

PART 8

AMENDMENT AND TERMINATION

Amendment

8.1 Any provisions of this Agreement may be amended if, and only if, such amendment is writing is in writing and is signed by the Purchaser, the Target and the Vendor.

Termination

8.2
(a) Subject to §6.7, if any condition precedent contained in §6.1 or §6.3 is not satisfied at or before the Termination Date to the reasonable satisfaction of the Purchaser, then the Purchaser may by written notice to the Vendor terminate this Agreement and the obligations of the Parties hereunder will terminate without liability to any Party.

(b) Subject to §6.7, if any condition precedent contained in §6.1 or §6.5 is not satisfied at or before the Termination Date to the reasonable satisfaction of the Vendor, then the Vendor may by written notice to the Purchaser terminate this Agreement and the obligations of the Parties hereunder except as otherwise herein provided, will terminate without liability to any Party.

(c) If a matter for which notice is given pursuant to §6.7 is capable of remedy then, if later, the Termination Date will be extended to the date which is thirty (30) days after such notice has been received.

(d) This Agreement may:

(i) be terminated by the mutual agreement of the Parties; or

(ii) be terminated by any Party any Law has been passed that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining such Party from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree is final and non-appealable;

in each case, prior to the Termination Date.

(e) If the Closing Date does not occur on or prior to the Termination Date, then this Agreement will terminate unless the Parties otherwise agree.

(f) If this Agreement is terminated in accordance with the foregoing provisions of this §8.2, no Party will have any further liability to perform its obligations hereunder.

Expenses

8.3 Each of the Parties hereto will bear their own costs in connection with this Agreement.

PART 9

GENERAL

Arbitration

9.1 In the event a dispute will arise between the Parties to this Agreement, such dispute will be settled by arbitration in accordance with the rules for commercial arbitration of the American Arbitration Association in effect at the time such arbitration is initiated. Arbitration proceedings will be conducted in New York, New York, or at such other location as mutually agreed to by the Parties, and the decision of the arbitrator will be final and binding upon all Parties. Each Party will be responsible for its own legal and court costs in any dispute but the cost of arbitration will be divided equally between both Parties regardless of the outcome.

Public Notices

9.2 The Purchaser may issue a news release or make a filing with a regulatory authority if its legal counsel advises that such news release or filing is necessary in order to comply with applicable Law or the rules and policies of any securities regulatory authority having jurisdiction over it.

Notices

9.3 All notices and other communications which may or are required to be given pursuant to any provision of this Agreement will be given or made in writing and will be deemed to be validly given if served personally or by facsimile, in each case addressed to the particular Party at:

(a)	if to the Purchaser, at:

Suite 590, 425 Carrall
Vancouver, British Columbia
V6B 6E3
Canada

Attention:	Chief Financial Officer
Facsimile:	604-893-8966

with a copy, for information purposes only, to:

McMillan LLP
1500 – 1055 West Georgia Street
P.O. Box 11117
Vancouver, British Columbia
V6E 4N7
Canada

Attention:	Cory Kent
Facsimile:	(604) 685-7446

(b)	if to the Vendor, at:

[Redacted: Address of Vendor.]

with a copy, for information purposes only, to:

Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183

Attention:	Christopher S. Miller
Facsimile:	267.200.0854

(c)	if to the Target, at:

111 North Hasler Boulevard
Bastrop, Texas
78602
United States of America

Attention:	Roger Canann
Facsimile:	512.581.4379

with a copy, for information purposes only, to:

Pepper Hamilton LLP
400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183

Attention:	Christopher S. Miller
Facsimile:	267.200.0854

or at such other address or facsimile number of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice will be deemed to be (i) in the case of personal service, the date of delivery or (ii) in the case of facsimile transmission, the date of receipt of the facsimile if received on a Business Day between the hours of 9am and 5pm (in the time zone of the territory of the recipient) or, if outside such time then at 9am at the start of the next Business Day (in the time zone of the territory of the recipient). For the avoidance of doubt, if a facsimile is received before 9am on a Business Day then it will be deemed to have been received at 9am on that Business Day. In proving service of the communication, it will be sufficient to show that delivery by hand was made or that the facsimile was despatched and a confirmatory transmission report received.

Assignment

9.4 The Purchaser may assign its rights and obligations under this Agreement by providing written notice of such assignment to the Vendor and the Target. Neither the Vendor nor the Target may assign its respective rights or obligations under this Agreement without the consent of the other Parties, such consent not to be unreasonably withheld.

Enurement

9.5 This Agreement and each of the terms and provisions hereof will enure to the benefit of and be binding upon the Parties and their respective heirs, executors, administrators, personal representatives, successors and assigns.

Severability

9.6 If any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

Non-Exclusion of Fraud

9.7 Nothing in this Agreement or in any other document referred to herein will be read or construed as excluding any liability or remedy as a result of fraud.

Waiver and Modification

9.8 Any Party may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other Parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Parties granting such waiver or consent.

Further Assurances

9.9 Each Party will, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as will be reasonably required in order to fully perform and carry out the terms and intent hereof.

Governing Laws

9.10 This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of Law or conflicts of Laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York; provided, however, that the terms of this Agreement with respect to the issuance of securities by the Purchaser to the Vendor will be governed by the province of British Columbia and the Laws of Canada applicable therein. The provisions of this §9.10 will survive any termination of this Agreement.

Legal Representation

9.11 In any proceeding by or against any Purchaser Indemnified Party wherein any Purchaser Indemnified Party asserts or prosecutes any claim under, or otherwise seeks to enforce, this Agreement or any transaction document, the Purchaser agrees in connection with such proceeding (a) that no Purchaser Indemnified Party or counsel therefor will move to seek disqualification of Pepper Hamilton LLP, (b) to waive any right any Purchaser Indemnified Party may have to assert the attorney-client privilege against Pepper Hamilton LLP, or Vendor or any of its Affiliates with respect to any communication or information contained in Pepper Hamilton LLP’s possession or files and (c) to consent to the representation of the Vendor and his Affiliates by Pepper Hamilton LLP, notwithstanding that Pepper Hamilton LLP has or may have represented the Vendor, the Target or any of their Affiliates as counsel in connection with any matter, including any transaction (including the transactions contemplated hereby), negotiation, investigation, proceeding or action, prior to Closing. This consent and waiver extends to Pepper Hamilton LLP representing the Vendor against the Purchaser or any Purchaser Indemnified Party in litigation, arbitration or mediation in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby.

Independent Legal Advice

9.12 Each of the Parties acknowledges, confirms and agrees that it had the opportunity to seek and was not prevented nor discouraged by the other Party from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that any Party did not avail itself of that opportunity prior to entering into this Agreement, such Party did so voluntarily without any undue pressure and agrees that its failure to obtain independent legal advice should not be used by it as a defence to the enforcement of its obligations under this Agreement. For greater certainty, the Vendor and the Target further acknowledge and agree that the Purchaser’s Solicitors is legal counsel to the Purchaser and is not counsel to the Vendor or the Target in connection with this Agreement.

Time of Essence

9.13 Time is of the essence in this Agreement.

Counterparts

9.14 This Agreement may be executed in as many counterparts as may be necessary or by telecopy or other means of electronic transmission of documents and each such counterpart agreement or electronically transmitted copy so executed will be deemed to be an original and such counterparts and electronically transmitted copies together will constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the day and year first above written.

PNI DIGITAL MEDIA INC.

Per:	“Kyle Hall”
Name: Kyle Hall
Title: Chief Executive Officer

Signed, Sealed and Delivered by ROGER		)
CANANN in the presence of:		)
)
)
(Signed))			“Roger Canann”
Witness (Signature))			ROGER CANANN
)
)
____________		)
Name (please print))
)
)
____________		)
Address		)
)
)
____________		)
City, Province		)
)
____________		)
Occupation		)

QS QUARTERHOUSE SOFTWARE, INC.

Per:	“Roger Canann”
Name: Roger Canann
Title: President

EXHIBIT A
MILESTONES

In this table, “QPP offering” or similar terminology means the web-based solution for the online sale of business printing known as “QPrint Pro” as forming part of the Software Assets.

Contingent
			Contingent	Transaction
			Consideration	Bonus
Milestone	Outside Date	Achievement Criteria	Allocable	Allocable
[Redacted:	The date that is 6	[Redacted: Achievement Criteria for	$67,500	$7,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 12	[Redacted: Achievement Criteria for	$22,500	$2,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 3	[Redacted: Achievement Criteria for	$11,250	$1,250
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 3	[Redacted: Achievement Criteria for	$11,250	$1,250
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 3	[Redacted: Achievement Criteria for	$22,500	$2,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 9	[Redacted: Achievement Criteria for	$67,500	$7,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 9	[Redacted: Achievement Criteria for	$67,500	$7,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 9	[Redacted: Achievement Criteria for	$67,500	$7,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 9	[Redacted: Achievement Criteria for	$45,000	$5,000
Name of	months after the	Milestone.]
Milestone.]	Closing Date
[Redacted:	The date that is 13	[Redacted: Achievement Criteria for	$67,500	$7,500
Name of	months after the	Milestone.]
Milestone.]	Closing Date
Total Available:			$450,000	$50,000

EXHIBIT B
FORM OF EMPLOYMENT AGREEMENT

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) shall be effective only if the Share Purchase Agreement between PNI DIGITAL MEDIA INC. (“Purchaser”), QS QUARTERHOUSE SOFTWARE, INC., and ROGER CANANN closes, in which case this Agreement shall be effective as of ♦ , 2013 (the “Effective Date”).

This Agreement is between PNI DIGITAL MEDIA INC., a company incorporated under the laws of British Columbia with its principal office located at 590–425 Carrall Street, Vancouver, British Columbia, V6B 6E3 (together with any Affiliates as defined in Paragraph 5.2, the “Company”) and Roger Canann, domiciled at [Redacted: Address of Executive.] (the “Executive” or “you”) (each a “Party” and collectively, the “Parties”).

WHEREAS:

(A) the Company is a company listed on the Toronto Stock Exchange;

(B) the Company believes that Executive has the skills and experience sought by the Company; and

(C) the Company and Executive wish to enter into this Agreement under the terms and conditions herein;

NOW THEREFORE in consideration of the recitals, mutual covenants, and agreements contained in this Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

EMPLOYMENT

1.1 Duties. Executive shall perform such job duties and responsibilities that are consistent with his position with the Company as directed from time to time by the Company. Executive shall abide by all applicable policies, procedures, and guidelines of the Company disclosed or made available to Executive, whether or not in writing, as the same may be modified, amended, or replaced by the Company in its sole discretion from time to time.

1.2 Title. Executive shall retain the title of Vice President, U.S. Development or other appropriate title as determined by the Company in its sole discretion, which title may change from time to time, but at all times Executive shall remain a member of the Company’s senior management team. Executive shall report directly to the Vice President, Technology of the Company, or his successor or other senior executive manager as he may direct.

1.3 Best Efforts. Executive shall faithfully devote all of Executive’s best efforts and all of Executive’s full business time, attention, and energies to faithfully advance the business and interests of the Company. This includes, but is not limited to, working only on business matters for the Company during normal business hours; provided, however, Executive shall be permitted to continue to provide consulting services to Shell Oil, provided that such consulting services do not interfere with Executive’s performance of his duties for the Company. Executive’s performance of such consulting services shall not be a breach of any provision of this Agreement.

1.4 Duty of Loyalty. Executive agrees and understands that he has a fiduciary duty of loyalty, trust, confidence, and full disclosure to the Company and that, while employed by the Company, he shall take no action that in any way harms the business, business interests, goodwill, or reputation of the Company, shall promote solely the interests of the Company with respect to its customers, clients, prospects, and otherwise shall not interfere with the relationship between the Company and its customers, clients, and prospects.

1.5 Term. The employment of Executive by the Company shall commence on ♦, and continue indefinitely, unless or until terminated as provided in Article 4 (the “Term”).

1.6 Exempt. Executive acknowledges that: (a) his position is considered an exempt management position, as defined by the Fair Labor Standards Act and applicable state law, and (b) among other things, the position is exempt from federal and state minimum wage and overtime requirements.

1.7 Location; Travel. Executive’s primary office shall be in the Company’s Austin, Texas location or in any successor location within the greater Austin, Texas metropolitan area. Executive shall be expected to travel to such places and at such times as may be appropriate or necessary to carry out his responsibilities under this Agreement, including, without limitation, to the Company’s Vancouver, British Columbia office.

ARTICLE 2

COMPENSATION

2.1 Base Compensation. In consideration of the services provided by Executive hereunder, the Company shall, as of the Effective Date, pay to Executive an annual base salary in the amount of [Redacted: Salary.] less applicable payroll deductions, to be paid on the fifteenth and last day of each month.

2.2 Bonus. Executive shall be eligible to receive an annual bonus based on performance objectives agreed to between the Company and Executive and on terms that are comparable to other members of the Company’s senior management team.

2.3 Incentive Compensation. The Executive shall be eligible to participate in the Company’s share option plan (the “Plan”) or any successors thereto. All grants of stock options made to Executive shall be made in accordance with and subject to the terms of the Plan and a separate agreement evidencing the options to be entered into concurrently with this Agreement. All grants of any stock options will be made at the discretion of the Company’s Board of Directors pursuant to the Plan and applicable law.

ARTICLE 3

BENEFITS

3.1 Group Insurance and Health. As of the Effective Date, Executive will be eligible for any group medical and dental insurance applicable to the executives of the Company living in the United States, upon the establishment of such programs by the Company and as per the terms and conditions of such programs. The benefits provided for in this Paragraph shall be subject to the Company’s policies in effect from time to time, which may be amended by the Company in its sole discretion subject to applicable law, and in the case of insured benefits, to the applicable contract of insurance and applicable law.

3.2 Vacation. The Executive shall be entitled to twenty (20) Business Days (as defined in Paragraph 7.9) of annual paid vacation during each year in accordance with the Company’s standard vacation policy then in effect for executives of the Company. Unused vacation may not be carried over for more than twelve (12) months after the completion of each fiscal year.

3.3 Expenses. The Executive shall be reimbursed for out-of-pocket expenses actually and properly incurred in connection with the performance of Executive’s duties on behalf of the Company. To receive reimbursement for expenses incurred, Executive shall be required to submit receipts and an expense report to be approved by the Company’s CEO. Reimbursement will be made through regular payroll payments.

3.4 Company Property provided to Executive. The Executive will be provided with (or will provide and the Company will reimburse Executive) the materials necessary to carry out his duties as Vice President, U.S. Development, including, but not limited to, a cellular telephone to be paid for by the Company.

ARTICLE 4

TERMINATION OF THIS AGREEMENT

4.1	Without Cause.

(a) This Agreement may be terminated by the Executive without Cause (as defined in Paragraph 4.2) upon thirty (30) days prior written notice (“Without Cause

Termination Notice”) to the Company. Upon receiving a Without Cause Termination Notice, and contingent upon Executive’s fulfilling and complying with all the terms of this Agreement during the notice period, including Paragraphs 4.5, 4.6, 5.1-5.4, 5.8, and 5.9, Executive shall continue to receive and be provided his base salary and health insurance benefits throughout the thirty (30) day notice period. Following his termination from the Company, the Company’s obligation to the Executive shall be limited to the payment of earned but unpaid base salary, provision of health insurance benefits through the termination date, and payment of outstanding expenses through the effective date of termination.

(b) This Agreement may be terminated immediately by the Company without Cause or by the Executive for Good Reason upon delivery of a termination notice to the other party. Upon the issuance of a termination notice by the Company without Cause or by Executive for Good Reason, and contingent upon (i) Executive’s signing and providing the Company a general release in the form attached to this Agreement as Exhibit A and (ii) Executive’s fulfilling and complying with all the terms of this Agreement during the notice period, including Paragraphs 4.5, 4.6, 5.1-5.4, 5.8, and 5.9, the Executive will receive severance benefits, paid out as salary continuation, consisting of six (6) additional months of base salary at his then applicable monthly rate of pay. For purposes of this Agreement, “Good Reason” shall mean a material breach of this Agreement by the Company or the relocation of Executive’s primary office of more than thirty-five miles from the Company’s Austin, Texas location.

4.2 Cause. This Agreement may be terminated immediately by the Company for Cause upon written notice to the Executive. For purposes of this Agreement, “Cause” means: (a) Executive’s (i) insubordination or deliberate refusal to follow the lawful instructions of the Executive’s superior(s), or (ii)willful gross neglect or willful continuing failure to perform his job duties or responsibilities, for which he had received prior written notice from the Company and thirty (30) days to cure any of the foregoing performance issues and which remain uncured at the conclusion of the thirty (30) day cure period; (b) fraud, misappropriation, embezzlement, or acts of similar dishonesty with respect to the Company’s business; (c) conviction of a felony involving moral turpitude; (d) illegal use of drugs or excessive use of alcohol by Executive that adversely affects the performance of Executive’s performance of his duties; (e) intentional and willful misconduct that would reasonably be expected to subject the Company to criminal or civil liability; (f) material breach of the Company’s policies and procedures that would reasonably be expected to subject the Company to criminal or civil liability; (h) breach of any of the material terms of this Agreement. Upon termination for Cause, the Company’s obligation to the Executive shall be limited to the payment of earned but unpaid base salary, provision of health insurance benefits through the termination date, and payment of outstanding expenses through the effective date of termination.

4.3 Death or Disability. The Executive’s employment shall terminate automatically upon Executive’s death or Disability. For purposes of this Agreement, “Disability” shall mean any physical or mental impairment, infirmity, or incapacity rendering him substantially unable to perform his duties for a period of time exceeding ninety (90) days in the aggregate during any period of twelve (12) consecutive months. A determination of Disability shall be made by a physician chosen by the Company. In the event of an initial determination of Disability, Executive or his legal representative may seek a second opinion from a physician of his choosing. Where the first and second opinions differ, a third opinion rendered by a physician mutually agreed to by the Company and Executive’s physicians shall be deemed final. Upon termination for death or Disability, the Company’s obligation to the Executive or the Executive’s estate or legal representative, as the case may be, shall be all earned and unpaid salary, provision of health insurance benefits through the termination date and payment of any outstanding expenses through the effective date of termination.

4.4	Termination after a Change in Control.

(a) This Agreement may be terminated by the Executive within ninety (90) days of a Change in Control (as defined in Subparagraph 4.4(b)) immediately upon written notice (“Change in Control Termination Notice”) to the Company. Upon receiving a Change in Control Termination Notice, and contingent upon (i) Executive’s signing and providing the Company a general release in the form attached to this Agreement as Exhibit A and (ii) Executive’s fulfilling and complying with all the terms of this Agreement during the notice period, including Paragraphs 4.5, 4.6, 5.1-5.4, 5.8, and 5.9, the Executive will receive severance benefits, paid out as salary continuation, consisting of six (6) additional months of base salary at his then applicable monthly rate of pay.

(b)	For the purposes of this Agreement, a “Change in Control” means a:

(i) Merger, consolidation, reorganization, or other arrangement that results in a transfer of more than fifty percent (50%) of the total voting power of the Purchaser’s outstanding securities to an acquiror (an “Acquiror”) or a group of Acquirors acting jointly and in concert who are different from a person or a group of persons holding those securities immediately prior to such transaction (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company);

(ii) Direct or indirect sale or other transfer of beneficial ownership of securities of the Purchaser possessing more than fifty percent (50%) of the total combined voting power of the Purchaser’s outstanding securities to an Acquiror or a group of Acquirors acting jointly and in concert who are different from a person or a group of persons holding those securities immediately prior to such transaction (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company);

(iii) Direct or indirect sale or other transfer of all or substantially all of the assets of the Purchaser to an Acquiror or a group of Acquirors acting jointly and in concert who are different from a person or a group of persons holding those assets immediately prior to such transaction (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company); or

(iv) Liquidation or dissolution of the Purchaser.

(c) For the purposes of this Agreement, the following persons will be deemed to be “acting jointly and in concert”:

(i) Every person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the Acquiror or with any person acting jointly and in concert with the Acquiror, acquires securities of the Purchaser;

(ii) Every person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the Acquiror or with any person acting jointly and in concert with the Acquiror, intends to exercise jointly and in concert with the Acquiror or any person acting jointly and in concert with the Acquiror any voting rights attaching to securities of the Purchaser; and

(iii) Every associate or affiliate of the Acquiror.

4.5 General Effect of Termination. If Executive’s employment is terminated by either Party for any reason, nothing herein shall be deemed to excuse or release Executive from his obligations and the restrictions set forth in Paragraphs 4.6, 5.1-5.4, 5.8, and 5.9 below, and Executive’s right to the payments described in this Agreement is conditioned upon his compliance with such terms.

4.6 Return of Company Property. Within three (3) Business Days of the termination of this Agreement for whatever reason, Executive shall return all materials (whether in printed, written, digital, magnetic or electronic form), as well as any copies, notes, files, computer software or other property of the Company, which are in the Executive’s possession, custody, or control.

4.7 Resignation of Director and Officer. Upon termination of this Agreement for whatever reason, Executive shall immediately resign as an officer and, if applicable, director of the Company, and of any other entity where Executive has been appointed or nominated by the Company.

4.8 Section 409A Compliance. The severance payments pursuant to this Agreement shall begin only upon the date of the Executive’s “separation from service” (within the meaning of Section 409A of the Internal Revenue Code (“Section 409A”)) that occurs on or after the date of the Executive’s termination of employment. It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A. All reimbursements and in-kind benefits provided under this

Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (ii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iii) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit. This Agreement is intended to comply with or be exempt from Section 409A and the parties hereto agree to interpret, apply and administer this Agreement in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by the Company.

ARTICLE 5

ADDITIONAL COVENANTS OF THE EXECUTIVE

5.1 Acknowledgement of Receipt of Confidential Information. The Executive acknowledges and agrees that he is being employed hereunder in a key capacity, that the Company is engaged in a highly competitive business, that Executive has been provided with confidential and proprietary information of the Company and its customers, clients, and prospects to perform his job responsibilities, and that the success of the Company’s business in the marketplace depends upon the protection of its confidential and proprietary information, and its goodwill and reputation for quality and dependability. To protect the Company’s confidential and proprietary information, and its goodwill and reputation for quality and dependability, reasonable limits shall be placed on Executive’s ability to compete against the Company, and that the limits contained herein are in consideration for and as an inducement for, among other things, (i) Executive’s right to receive and actual receipt of the Confidential Information, and (ii) Executive’s ability to receive equity under the Plan.

5.2 Confidential Information.

(a) “Confidential Information” means and includes all information, whether or not reduced to written or recorded form, that is related to the business of the Company or an Affiliate (as defined below in this Paragraph) and that is not generally known or accessible to members of the public or competitors of the Company or any of its Affiliates nor intended for general dissemination and as to which the Company or any of its Affiliates take reasonable steps to remain confidential, whether furnished by the Company or an Affiliate or compiled by Executive, including but not limited to, the financial condition, results of operations, compensation and other information regarding the Company or any of its Affiliates, the personnel of the Company or any of its Affiliates, and lists of customers, clients, and prospects. Confidential Information also includes all information whether or not reduced to written or recorded form, that the Company has purchased from another company, including any predecessor companies that is not generally known or accessible to members of the public or competitors of the Company or any of its Affiliates nor intended for general dissemination and as to which the Company or any of its Affiliates take reasonable steps to remain confidential, whether furnished by the Company or an Affiliate or compiled by Executive while employed by the Company or any predecessor companies. However, Confidential Information shall not include information that (i) is or becomes publicly available other than as a result of disclosure by Executive, or (ii) is now or hereafter becomes available to Executive on a non-confidential basis from a source (other than the Company) that is not prohibited from disclosing such information to Executive.

(b) For purposes of this Agreement, “Affiliate” means: (i) any parent company of the Company; (ii) any subsidiary of the Company; or (iii) any entity, directly or indirectly, under common control with the Company.

(c) Executive acknowledges and agrees that the Company and its Affiliates are engaged in the highly competitive business of providing digital imaging services, and have expended and will continue to expend significant sums of money and have invested, and will continue to invest, a substantial amount of time to purchase, develop, use, and maintain the secrecy of the Confidential Information of the Company and its Affiliates. The Company and its Affiliates have thus obtained, and will continue to obtain, valuable economic assets that have enabled, and will continue to enable, them to develop an extensive reputation and goodwill, and to establish long-term business relationships with its customers, clients, prospects, and vendors. If such Confidential Information were disclosed to another person or entity or used for the benefit of anyone other than the Company or its Affiliates, the Company or its Affiliates would suffer substantial and irreparable harm, loss, and damage. Accordingly, Executive acknowledges and agrees that the Confidential Information of the Company and its Affiliates are, and at all times hereafter shall remain, the sole and exclusive property of the Company and its Affiliates.

(d) To protect the Confidential Information of the Company and its Affiliates, and other employees who depend on the Company for regular employment, Executive agrees to use Executive’s best efforts and exercise the utmost diligence to protect and safeguard the Confidential Information. Executive agrees, promises, and covenants that Executive shall not disclose, disseminate, or distribute to another, nor induce any other person to disclose, disseminate or distribute, any of the Confidential Information, directly or indirectly, either for Executive’s own benefit or for the benefit of another. Executive also agrees, promises, and covenants that Executive shall not use or cause to be used any of the Confidential Information or take advantage of the Company’s goodwill with its customers, clients, and prospects in any way except as required in the course of Executive’s employment with the Company. Executive shall guard and protect all Confidential Information from any unauthorized disclosure.

(e) Unless the Company gives Executive prior express written permission, during Executive’s employment or thereafter, Executive shall not (1) use, copy, or download any Confidential Information for Executive’s personal benefit; (2) use, copy, or download for or disclose to any competitor any Confidential Information; or (3) use, copy, download, or disclose any Confidential Information to solicit or divert any business or potential business of the Company on behalf of any person or entity other than the Company. Executive shall use Executive’s best efforts and the utmost diligence to guard and protect the Confidential Information from any such unauthorized disclosure by Executive or any other person.

(f) Upon demand by the Company, Executive shall immediately return to the Company, all documentary, digital, electronic, magnetic, and any other tangible Confidential Information in employee’s possession, custody, or control and shall sign an affidavit under penalty of perjury that Executive has not made or kept any copies, notes, abstracts, summaries, tapes, or other record of any type, including without limitation digital and electronic records, of Confidential Information. Further, upon demand by the Company, Executive shall immediately return to the Company any and all other Company property in Executive’s possession, custody, or control, including, without limitation, any and all documents, communications, keys, security cards, passes, credit cards, and marketing literature.

(g) The Parties agree that it is the Company’s intention to maintain the confidentiality of its Confidential Information. However, Executive acknowledges and agrees that, in order to perform his employment duties and responsibilities, the Company must allow Executive access to the Confidential Information. Executive acknowledges and agrees that any access to Confidential Information granted to Executive is for the sole purpose of allowing Executive to perform his employment duties and responsibilities for the Company.

(h) Executive further acknowledges and agrees that it is impractical and unfeasible to require each and every employee of the Company to enter into an agreement similar to this Agreement even though said employees may access Confidential Information to perform their employment duties. Therefore, no information will lose its status as Confidential Information merely because employees of the Company access such Confidential Information in performing their duties.

(i) Executive further acknowledges and agrees that it is not practical, and shall not be necessary, to mark Confidential Information as “Confidential,” nor to transfer Confidential Information within the Company by confidential envelope or communication, in order to preserve the confidential nature of the Confidential Information. To the contrary, Executive understands and agrees that all information defined above as Confidential Information shall be deemed Confidential Information and Executive shall treat all such Confidential Information as such, as required by this Agreement.

(j) Executive agrees not to destroy or delete any Confidential Information, including but not limited to any electronic data stored on a computer, before returning such Confidential Information to the Company.

(k) Executive shall not use in Executive’s employment or disclose to the Company any confidential information of a third party (including any former employer of Executive) unless the Company first receives written authorization from the third party allowing the use or disclosure of such confidential information and unless the Company agrees in writing to receive such information on terms acceptable to the Company. Executive shall abide by restrictions imposed on the disclosure and use of such third party confidential information. Executive warrants that no nondisclosure, assignment of inventions, non-solicitation, or other agreements exists between Executive and any prior employer or other party that could affect Executive’s employment by or ability to work for the Company, except as Executive has already disclosed to the Company in writing.

5.3 Non-Competition. The Parties acknowledge that the services to be performed by the Executive hereunder are of a special, unique and extraordinary character. Executive further acknowledges and agrees that personal contacts and relationships are of great importance in procuring new business and retaining existing clients. Executive further acknowledges and agrees that the Company has devoted substantial time, money and effort developing and maintaining its contacts and relationships and establishing goodwill and rapport with customers and clients with whom it does business, as well as prospects. Therefore, in consideration of the provision by Company to Executive of trade secrets and Confidential Information pursuant to Paragraphs 5.1 and 5.2 above, Executive agrees that during the period of employment and for a period of six (6) months from the effective date of termination of this Agreement (“Non-Competition Period”), for whatever reason, he shall not, without prior written consent of the Company, directly or indirectly, be employed by, consult with, invest in or make loans to, provide management, technical, professional or any other services (whether as a consultant, advisor, officer or director, agent, contractor, etc.) to any business, person or entity that competes directly with the business of the Company; it being understood that prohibited competition includes establishing any of the above employment or other relationships with any business, person or entity that distributes, sells or markets products or services substantially similar to those produced, manufactured, sold or marketed by the Company, of which the Executive had actual knowledge during the course of his employment duties. The provisions of this Paragraph shall not prevent the Executive from owning any debt securities representing less than one-half of one percent (.005) of any class of such security, provided such security is registered under the Securities and Exchange Act of 1934, as amended.

5.4 Non-Solicitation. When the Executive leaves his employment with the Company for whatever reason, he agrees that he shall not, without prior written consent of the Company: (i) for a period of twelve (12) months following the effective date of the Executive’s termination of employment, solicit any other employee who is or who was employed by the Company at any time during the twelve (12) month period preceding the Executive’s departure date to leave the employ of the Company; or (ii) for a period of six (6) months following the effective date of the

Executive’s termination of employment, solicit, induce, cause, advise or encourage any customer, client, prospect, account, supplier, vendor, consultant, strategic partner or business partner of the Company during the twelve (12) month period preceding the Executive’s departure date and with whom Executive had a business relationship to terminate her, his or its relationship with the Company, nor will Executive cooperate with others to do so. For purposes of this Agreement, a prospect is any individual or entity whose business has been solicited, who approached the Company with respect to possibly becoming a customer, client, account, supplier, vendor, consultant, strategic partner or business partner and of which Executive had actual contact with during his employment with the Company.

5.5 Scope of Restriction. The geographic area applicable to the restrictions set forth in Paragraphs 5.3 and 5.4 shall be worldwide since the Company’s business is conducted worldwide, and the Executive’s role is worldwide in scope. Executive acknowledges that the Company has business operations and sales throughout the world. Executive agrees that his employment obligations under this Agreement extend throughout the world and that imposing the restrictions in this Paragraph throughout the world is fair and reasonable and necessary to protect the legitimate business interests of the Company, and they do not unfairly or unreasonably restrict Executive’s ability to obtain other employment based upon his varied skills and abilities.

5.6 Modification Permitted. If any of the covenants contained in this Article 5 are held unenforceable because of the duration of such provision or the scope or area covered thereby, the Parties agree that the court making such determination shall have the authority to reduce or modify the duration, scope or area of such provision to the extent necessary to make such covenant enforceable, and the Agreement in its reduced or modified form shall be valid and enforceable to the full extent permitted by law.

5.7 Right to Contact. Executive agrees that in the event the Agreement is terminated and the Company believes he has violated the Agreement, or is likely to violate the Agreement, then the Company has the right to contact any person, firm or entity associated with or doing business with Executive (including Executive’s present or prospective employer) regarding the provisions and restrictions of the Agreement.

5.8 Non-Disparagement. Executive shall not at any time, during or after the Term, disparage, defame or denigrate the reputation, character, image, products or services of the Company, or of any of its directors, officers, stockholders, members, employees, or agents. The Company’s senior management team shall not at any time, during or after the Term, disparage, defame or denigrate the reputation, character, or image of Executive.

5.9 Proprietary Rights of the Company. Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by Executive that all work product of Executive performed on behalf of the Company and related to the Company’s business, which includes but is not limited to works, inventions and improvements, including without limitation photographic, video, audio, visual, musical, artistic and literary works and discoveries, designs and secret processes (collectively hereinafter referred to as “Developments”), whether or not patentable or copyrightable, which are developed by him in the course of his employment with Company shall be the sole and complete property of the Company, that any and all copyrights and other proprietary interest therein shall belong to the Company. The Executive hereby waives any and all rights to the Developments, including without limitation any rights to royalties or other remuneration in respect of the exploitation of such Developments or any moral rights he may have to the Developments under any copyright law or otherwise. The Executive hereby assigns to the Company without any further consideration than is provided for in this Agreement, all such rights, title and interest to each such Development effective at the time it is created and agrees to execute such further documents and do such acts and other things reasonably requested by the Company to evidence and effect such assignment and to enable the Company to obtain patents or copyrights or the like covering any such Development. The Executive further agrees to notify the Company promptly of the creation of any such Development and to keep accurate written records in respect thereof, which records shall also become, the property of the Company.

5.10 Specific Performance and Injunctive Relief. Executive recognizes and acknowledges that irreparable injury or damage may result to the Company in the event of a breach or threatened breach of certain of the terms or provisions of this Agreement including, without limitation, covenants in this Article 5, and that the Company may have no adequate remedy at law for such breach or threatened breach. Accordingly, Executive hereby agrees that, in addition to any other available remedies in equity or at law, the Company shall be entitled to seek appropriate injunctive, legal or equitable relief, including specific performance, as a result of Executive’s actual or threatened breach of this Agreement, and that no bond or security shall be required in connection therewith.

5.11 Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedies available to it at law or in equity for such breach or threatened breach, including, but not limited to, the recovery of damages from Executive and the termination of his employment with the Company in accordance with the terms and provisions of this Agreement. The period of time during which the restrictions contained in this Article 5 shall be in effect may be extended by the length of time during which Executive is in breach as determined by any court of competent jurisdiction.

ARTICLE 6

CONFLICTS

6.1 Notice of Conflict. If the Company, acting reasonably, determines that Executive is engaging in an activity which it deems to be a conflicting activity and Executive is so engaged, then the Company will so advise Executive in writing and Executive will, as soon as possible in order to minimize any injury to the Company and in any event 10 days, or such longer period as the Company agrees upon, after receipt of notice,

(a) Discontinue the activity and certify in writing to the Company that he has discontinued the conflicting activity including where appropriate by sale or other disposition or by transfer of all such interests, except a beneficial interest, into a “blind trust” or other fiduciary arrangement over which Executive has no control, direction or discretion; or

(b) Advise the Company that he disputes the conflict.

ARTICLE 7

MISCELLANEOUS

7.1 Entire Agreement. This Agreement contains the entire agreement of the Parties and supersedes any prior written or oral agreements between the Parties with regard to the employment of Executive and the subject matter of any part of this Agreement. Without limiting the generality of the foregoing this Agreement supersedes any offer letter or employment agreement entered into between Executive and QS Quarterhouse Software, Inc. prior to the execution of this Agreement.

7.2 Modification. This Agreement may not be amended or modified except by written amendment signed by Executive and the CEO of the Company.

7.3 Severability. If any provisions of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

7.4 No Confidential Information of Former Employers or Others. Executive acknowledges that the Company has not requested Executive disclose any confidential information that Executive may have obtained from a former employer or any other person or entity.

7.5 Independent Legal Advice. The Executive acknowledges that he has obtained independent legal advice regarding the content of this Agreement and that he completely understands the content of this Agreement.

7.6 Successors. This Agreement shall inure to the benefit of and be binding upon the Parties, and their respective successors, heirs, representatives, and administrators, and any assignees of the Company. The Executive shall not assign or transfer this Agreement or any rights or obligations hereunder.

7.7 U.S. Currency. Any amount payable under this Agreement shall be paid in US currency.

7.8 Applicable Law and Venue. This Agreement shall be governed by and construed according to the laws of the State of Texas, and the Parties hereby agree that the Courts of the State of Texas have exclusive jurisdiction in any dispute, action, cause or action or otherwise that may arise from this Agreement.

7.9 Notice. Any notice or other communication or writing required or permitted to be given under this Agreement or for the purposes of this Agreement shall be in writing and shall be sufficiently given if delivered personally, or if transmitted by facsimile transmission (with original to follow by Federal Express) or other form of recorded communication, tested prior to transmission, to:

(a)	if to the Company:

PNI Digital Media Inc.
590 – 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, Canada
Attention: CEO
Phone: 604-893-8955
Fax: 604-893-8966

(b)	if to Executive:

Roger Canann
[Redacted: Address of Executive.]

Phone: [Redacted: Phone number of Executive.]

Such addresses may be changed from time to time by either Party by providing written notice in the manner set forth above. Any notice so delivered shall be deemed to have been given and received on the day it is so delivered at such address, provided that such day is not a Business Day then the notice shall be deemed to have been given and received on the Business Day next following the day it is so delivered. Any notice so transmitted by facsimile transmission or other form of recorded communication shall be deemed to have been given and received on the day of its confirmed transmission (as confirmed by the transmitting medium), provided that if such day is not a Business Day then the notice shall be deemed to have been given and received on the Business Day next following such day. For purposes of this Agreement, “Business Day” means any day that is not a Saturday, Sunday or civic or statutory holiday in the Province of British Columbia.

7.10 Waiver. No waiver of any provision of this Agreement shall constitute a waiver of any other provision hereof. The failure of either Party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that Party’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

7.11 Careful Review of this Agreement. Executive represents and warrants to Company that Executive has carefully read and considered the provisions of this Agreement, particularly of Article 5, and agrees that the restrictions therein are reasonable and only restrict Executive’s rights to the extent necessary to protect the valid and legitimate business interests of Company. Executive understands and is willing to abide by the legal and other consequences of entering into this Agreement, including in Article 5. Executive acknowledges that he has negotiated and entered into this Agreement with the full advice and representation of legal counsel specifically retained for such purpose.

7.12 Paragraph Headings. The paragraph headings contained in this Agreement are for reference only and shall not affect the meaning or interpretation of any provision of this Agreement.

7.13 Counterparts and Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. A copy or facsimile of the executed Agreement shall have the same force and effect as an original.

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IN WITNESS WHEREOF, the Parties are deemed to have executed this Agreement as of the Effective Date written above.

The Corporate Seal of		)
PNI DIGITAL MEDIA INC.		)
was affixed in the presence of:		)
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		)	C/S
Per:	____________	)
	Authorized Signatory	)

Signed, Sealed and Delivered by Executive in	)
the presence of:	)
)
____________	)	____________
Witness (Signature))		ROGER CANANN
)
____________	)
Name (please print))
)
____________	)
Address	)
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____________	)
City, State	)
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____________	)
Occupation	)

EXHIBIT A TO EXECUTIVE EMPLOYMENT AGREEMENT
FORM OF RELEASE AGREEMENT

THIS RELEASE AGREEMENT (“Release Agreement”), is effective as of _____________________, 20__ (“Effective Date”), and is made by and between PNI DIGITAL MEDIA INC. (the “Company”), and ROGER CANANN (“Executive”) (each a “Party” and collectively, the “Parties”).

WHEREAS, the Company and Executive are parties to that certain Executive Employment Agreement, dated effective as of April ♦, 2013 (“Employment Agreement”) providing the terms for Executive’s employment with the Company (the “Employment Relationship”); and

WHEREAS, the Company has terminated the Employment Relationship without Cause [or Executive has terminated the Employment Relationship for Good Reason] and terminated the Employment Agreement, subject to the survival and continued effectiveness of the provisions of Paragraphs 4.5, 4.6, 5.1-5.4, 5.8, and 5.9 of the Employment Agreement;

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth in this Release Agreement, the adequacy and sufficiency of which are hereby acknowledged, the Company and Executive agree as follows:

1. Effective Date of Termination. The Employment Relationship is hereby severed and terminated effective as of _____________________, 20__ (the “Termination Date”). The Employment Agreement is terminated effective as of the Termination Date, except the provisions of Paragraphs 4.5, 4.6, 5.1-5.4, 5.8, and 5.9 of the Employment Agreement (“Surviving Provisions”) shall remain in full force and effect as provided in the Employment Agreement.

2. Severance Payments. The Company shall pay to Executive a sum equal to six (6) months (the “Severance Period”) of Executive's base salary as of the Effective Date, less all applicable taxes, withholdings and deductions authorized by Executive (the “Severance Pa~~y~~”). Executive shall receive the Severance Pay in regular installments pursuant to the Company’s standard salary payment schedule until fully paid, subject to the following conditions: (i) Executive shall comply with all terms and conditions of the Surviving Provisions and this Release Agreement; and (ii) all time periods for review and rescission of this Release Agreement, as provided in Section 6 below, have expired.

3. Benefits. Unless Executive declines, the Company shall permit Executive to maintain his participation in the Company’s health plan during the Severance Period, so long as Executive timely pays the standard employee contributions for such participation pursuant to the provisions of the Company’s health plan. Upon the expiration of the Severance Period, Executive may elect, by written notice to the Company’s Human Resources or Legal

Department, to continue his coverage under the Company’s health plan for up to an additional eighteen (18) months at Executive’s expense in accordance with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA), as amended.

4.	Covenants.

(a)

Executive shall certify to the Company in writing, in a form acceptable to the Company, that Executive has fully complied with Paragraph 4.6 of the Employment Agreement (“Written Certification”). If Executive should discover any Company property inadvertently in his possession after providing the Written Certification to the Company, Executive shall immediately return said Company property to the Company without keeping any copies, reproductions, or excerpts of the same.

(b)

During the Severance Period, Executive shall reasonably cooperate with the Company with respect to financial and legal matters that have arisen or may arise, whether potential or actual, and in the transition of any actual or prospective  customer relationships.

(d)	During the four week period following the Termination Date, Executive shall reasonably cooperate with the Company to answer questions about Executive’s prior responsibilities.

5. Release. In exchange for the consideration, promises, and covenants contained in this Release Agreement, and the sum of One Hundred Dollars ($100.00), Executive, on behalf of himself and his respective agents, representatives, attorneys, assigns, heirs, executors and administrators, hereby releases and forever discharges the Company and all of its past, present and future owners, partners, shareholders, parent companies, subsidiaries, affiliates, and insurers, and each of their respective past, present and future directors, officers, shareholders, agents, representatives, employees, insurers, attorneys, predecessors, successors, heirs, and assigns, and any and all of them (collectively, the “Released Parties”), from any and all liability, actions, causes of action, claims, charges, complaints, demands, grievances, obligations, losses, damages, injuries and legal responsibilities, of any type whatsoever, whether known or unknown, unforeseen, unanticipated, unsuspected or latent, which Executive now owns or holds, or has at any time heretofore owned or held, or may at any time hereafter own or hold, by reason of any matter arising from any cause whatsoever prior to the Effective Date that are based upon, relate to or arise out of Executive’s Employment Agreement, relationship with the Company, employment with the Company or separation or termination of employment with the Company, whether in law, equity, contract or tort, including, without limitation, under the Fair Labor Standards Act, National Labor Relations Act, Labor Management Relations Act, Employee Retirement Income Security Act, Title VII of the Civil Rights Act of 1964, Civil Rights Act of 1991, Americans with Disabilities Act, Americans with Disabilities Act Amendments Act, Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection

Act of 1990, Rehabilitation Act of 1973, Executive Order 11246, Family and Medical Leave Act, Sarbanes-Oxley Act of 2002, Worker Adjustment and Retraining Notification Act, Health Insurance Portability and Accountability Act of 1996, any amendments to any of the foregoing statutes, or under any other federal, state, municipal or other governmental statute, regulation, ordinance or order, including, without limitation, under any applicable Texas and federal laws.

6. Age Discrimination Claim Waiver. Executive expressly waives and relinquishes any and all rights or benefits afforded by the Age Discrimination in Employment Act, 29 U.S.C. section 621 et. seq. (“ADEA”). Executive expressly agrees that this Release Agreement satisfies the requirements of the Older Workers’ Benefit Protection Act, 29 U.S.C. § 626(f), for a valid waiver. In connection with such waiver and relinquishment:

(a)

Executive acknowledges that, by this writing, he has been advised to seek the guidance and advice of legal counsel in considering the terms and effect of this Release Agreement, and to the extent desired he has done so, and that he has had a full and fair opportunity to consult with an attorney prior to executing this Release Agreement;

(b)

Executive further acknowledges that he has been afforded the opportunity to consider this Release Agreement for a reasonable period of twenty-one (21) days, that he has carefully read it, that he understands completely its contents, and that he has executed the same either on or before the 21st day knowingly and voluntarily and of his own free will, act, and deed;

(c)

For a period of seven (7) days following Executive’s signature on this Release Agreement, he may revoke this Release Agreement, and this Release Agreement shall not become effective or enforceable until the revocation period has expired. Executive’s revocation must be in writing and received by the Company within the seven (7) day period in order to be effective; and

(d)

If Executive does not revoke this Release Agreement within the seven (7) day period, Executive’s acceptance of this Release Agreement shall become binding and enforceable. Thereafter, Executive shall not have any right to revoke his waiver of any claim under the ADEA and it will be binding upon Executive and the Company.

7. Injunctive Relief; Attorneys’ Fees. The Parties recognize and agree that monetary damages alone cannot adequately compensate the Company for any breach by Executive of the Surviving Provisions. In the event of any breach or threatened breach thereof by Executive, the Company shall be entitled to injunctive relief, both temporary and permanent, in addition to all other available remedies whether at law or in equity, including all damages permitted by the laws of the State of Texas, all of which shall be cumulative and not exclusive. The Parties hereby waive any requirements for the posting of a bond by the Company in connection with any injunctive relief that it may seek as set forth herein. Further, in the event either Party shall bring an action to enforce any part of this Release Agreement, the prevailing Party shall be entitled to receive from the other Party all reasonable costs and expenses, including reasonable attorneys’ fees and expenses incurred on account of such action.

8. Communication. Unless otherwise set forth herein, all notices, requests, consents, and other communications (including the revocation notice under Section 6 hereof) required or permitted hereunder shall be in writing and shall be mailed by overnight, registered or certified mail (return receipt requested), addressed as follows:

If to the Company:	PNI Digital Media Inc.
590 – 425 Carrall Street
Vancouver, British Columbia V6B 6E3, Canada
Attention: CEO

If to Executive:	At his home address as reflected in the Company’s records as of the Termination Date, or as otherwise provided by Executive in accordance with this Section 8.

9. Confidentiality. Executive shall keep the terms of, and the amounts set forth in, this Release Agreement completely confidential and shall not disclose any such information concerning this Release Agreement to anyone, except his immediate family, investment advisors, tax advisor, accountant, or attorney.

10. Applicable Law and Venue. This Release Agreement shall be governed by and construed according to the laws of the State of Texas, and the Parties hereby agree that the Courts of the State of Texas have exclusive jurisdiction in any dispute, action, cause or action or otherwise that may arise from this Release Agreement.

11. Waiver. No waiver of any provision of this Release Agreement shall constitute a waiver of any other provision hereof. The failure of either Party to enforce any provision of this Release Agreement shall not be construed as a waiver or limitation of that Party's right to subsequently enforce and compel strict compliance with every provision of this Release Agreement.

12. Knowledge; Capacity; Authority; No Assignment. Executive represents and warrants that he has retained legal counsel of his choosing to negotiate and explain the contents of this Release Agreement. Executive represents that he understands the contents of this Release Agreement and that he executed it knowingly and voluntarily and understands that after executing it he cannot proceed against any of the Released Parties regarding any of the matters referred to herein, unless he revokes this Release Agreement as provided in Section 6 hereof. The Parties represent and warrant that they have the authority and capacity to execute this Release Agreement. Executive represents and warrants that has not assigned any claims or potential claims against any of the Released Parties.

13. Severability. If any provisions of this Release Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Release Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

14. Paragraph Headings. The paragraph headings contained in this Release Agreement are for reference only and shall not affect the meaning or interpretation of any provision of this Release Agreement.

15. Counterparts and Facsimile Signatures. This Release Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. A copy or facsimile of the executed Release Agreement shall have the same force and effect as an original.

16. Entire Agreement; Modification. This Release Agreement incorporates the entire understanding between the Parties and recites the whole consideration for the promises exchanged herein. This Release Agreement fully supersedes any and all prior agreements or understandings, written or oral, between the Parties pertaining to the subject matter of this Release Agreement; provided, however, that the Surviving Provisions shall remain in full force and effect as stated in Section 1 hereof. The terms of this Release Agreement, including the WHEREAS clauses, are contractual and not mere recitals. This Release Agreement may not be amended or modified in any respect whatsoever except by a writing duly executed by the Parties, and the Parties shall make no claims at any time that this Release Agreement has been orally amended or modified.

17. Reasonableness of Restrictions. Executive acknowledges that he has carefully read and considered the provisions and restrictions contained in this Release Agreement and the Surviving Provisions and, having done so, agrees that the restrictions set forth in this Release Agreement and in the Surviving Provisions are fair and reasonable and are reasonably required for the protection of the interests of the Company, its business, its proprietary, trade secret and confidential information, its competitive advantage and its officers, directors and employees, and the Surviving Provisions do not unfairly or unreasonably restrict Executive’s ability to obtain other employment based upon his varied skills and abilities.

IN WITNESS WHEREOF, the undersigned Parties have executed this Release Agreement as of the Effective Date.

The Corporate Seal of		)
PNI DIGITAL MEDIA INC. was affixed in the		)
presence of:		)
)
		)	C/S
Per:	____________	)
	Authorized Signatory	)

Signed, Sealed and Delivered by the Executive	)
in the presence of:	)
)
)
____________	)	____________
Witness (Signature))		ROGER CANANN
)
____________	)
Name (please print))
)
____________	)
Address
)
____________	)
City, State	)
)
)
)

EXHIBIT C
WORKING CAPITAL STATEMENT

Current Assets:

Checking/Savings	$3,269.17

Accounts Receivable	$82,696.74

Undeposited Funds	$4,100.00

Total Current Assets:		$90,065.91

Current Liabilities:

Credit Cards	$3,852.82

Other Current Liabilities

Due to Stockholder		$9,009.60

Payroll Liabilities		$6,540.25

Sales Tax Payable		$135.84

Total Current Liabilities:			$19,538.51

Working Capital			$70,527.40

EXHIBIT D
WIRE TRANSFER INSTRUCTIONS

Bank Name: [Redacted.]

Wire Transit #: [Redacted.]

Account Name: [Redacted.]

Acct #: [Redacted.]

REDACTED VERSION

DISCLOSURE SCHEDULE

TO THE

SHARE PURCHASE AGREEMENT

BY AND AMONG

PNI DIGITAL MEDIA INC.,

ROGER CANANN,

AND

QS QUARTERHOUSE SOFTWARE, INC.,

The schedules and all attachments hereto constitute the “Disclosure Schedule,” as such term is defined in the Share Purchase Agreement (the “~~Agreement~~”), dated April 8, 2013, by and among PNI Digital Media Inc., a British Columbia company (the “~~Purchaser~~”), Roger Canann (the “~~Vendor~~”), and QS Quarterhouse Software, Inc., a Texas corporation (the “~~Target~~”). All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

This Disclosure Schedule and the information and disclosures contained herein are intended to list those items required or permitted to be listed in the Agreement, to qualify those representations and warranties of the Vendor in the Agreement containing an exception thereto, and to qualify certain of the Vendor’s covenants as set forth in the Agreement containing an exception, and shall not be deemed to constitute any additional representation, warranty, covenant or agreement or to expand the scope or effect of any representation, warranty, covenant or agreement of the Vendor or the Target in the Agreement. Unless expressly called for by the applicable provision of the Agreement, mere inclusion of any information in any part of the Disclosure Schedule shall not be deemed or construed as an admission by the Vendor or the Target that such information (i) represents a material exception or fact, event, or circumstance, (ii) constitutes, or is reasonably likely to result in, a Material Adverse Effect on the Target or is material to the Vendor or the Target, (iii) constitutes or is an admission of liability, or (iv) is required by the Agreement to be referenced or disclosed.

No disclosure in this Disclosure Schedule relating to any possible breach or violation of any contract, document or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

References to any document contained in this Disclosure Schedule are not intended to summarize or describe such document, but rather are for convenience only and reference is made to such document for a full explanation thereof.

Each matter, document or item disclosed in one part of this Disclosure Schedule shall be deemed to be disclosed under each other part of this Disclosure Schedule, and shall be deemed to qualify, and constitute exceptions to, the representations, warranties and covenants of the Vendor in the Agreement to the extent such matter, document or item may apply if (i) a cross reference to such other part of this Disclosure Schedule was made, or (ii) it is reasonably apparent from the face of the disclosure that the disclosure

REDACTED VERSION

contained in such parts contains information regarding the subject matter of other representations, warranties and covenants of the Vendor contained in the Agreement and this Disclosure Schedule and such disclosure reflects the relevance of such subject matter applicable to such other representations, warranties, and covenants.

In the event of any inconsistency between the statements in the body of the Agreement and those in this Disclosure Schedule (other than an exception expressly set forth as such in this Disclosure Schedule with respect to a specifically identified representation, warranty, covenant or agreement of the Agreement), the statements in the body of the Agreement shall control. Headings have been inserted in this Disclosure Schedule for the convenience of reference only and shall not affect the construction or interpretation of any of the provisions of the Agreement or this Disclosure Schedule.

Attachments to this Disclosure Schedule form an integral part of this Disclosure Schedule and are incorporated by reference for all purposes as if set forth fully herein.

REDACTED VERSION

Schedule 3.1(g)
No Violation

Pursuant to a Letter Agreement, dated March 18, 2013, the Target has agreed to pay [Redacted: Name of employee.], an employee of the Target, an amount equal to 11.11% of the net proceeds received by the Vendor (such amount to be calculated as if the amount payable to [Redacted: Name of employee.] was payable to the Vendor) resulting from the transactions contemplated by the Agreement.

REDACTED VERSION

Schedule 3.1(k)
Absence of Certain Changes or Events

(i)

Since December 31, 2012, the Company has incurred Indebtedness in the ordinary course of business for credit cards, sales tax, and unemployment tax. As of the date hereof, the Target’s Indebtedness does not exceed $5,000.

(vi)

On January 31, 2013, the Target wrote off a portion of its accounts receivable due to bad debt owed to the Target in the amounts of (i) $3,200 owed by [Redacted: Name of debtor.] and (ii) $12,350 owed by [Redacted: Name of debtor.].

(xi)

On March 1, 2013, the Target increased the salaries of three employees of the Target, [Redacted: Names of employees.], all of whom were eligible for standard raises consistent with the past practices of the Target. [Redacted: Name of employee.]’s salary was increased from $55,000 to $57,500, [Redacted: Name of employee.]’s salary was increased from $72,000 to $74,160 and [Redacted: Name of employee.]’s salary was increased from $29,120 to $37,440.

(xiii)

On March 5, 2013, the Target entered into a QPrint Service Order with [Redacted: Name of customer.].

REDACTED VERSION

Schedule 3.1(p)
Tax Matters

The following is a list of all federal, state, local, and non-U.S. income Tax Returns filed with respect to the Target for taxable periods ended on or after December 31, 2008, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit:

Filing	Taxable Period	Has been	Currently
		audited	subject of audit
Federal Filings:
Annual Federal Tax Return	2008	No	No
Annual Federal Tax Return	2009	No	No
Annual Federal Tax Return	2010	No	No
Annual Federal Tax Return	2010	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q4 2008	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q1 2009	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q2 2009	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q3 2009	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q4 2009	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q1 2010	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q2 2010	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q3 2010	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q4 2010	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q1 2011	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q2 2011	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q3 2011	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q4 2011	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q1 2012	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q2 2012	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q3 2012	No	No
Form 941, Employer's Quarterly Federal Tax Return	Q4 2012	No	No
Form 940, Employer's Annual Federal	2008	No	No

REDACTED VERSION

Unemployment (FUTA) Tax Return
Form 940, Employer's Annual Federal Unemployment (FUTA) Tax Return	2009	No	No
Form 940, Employer's Annual Federal Unemployment (FUTA) Tax Return	2010	No	No
Form 940, Employer's Annual Federal Unemployment (FUTA) Tax Return	2010	No	No
State Filings:
Texas Franchise tax	2008	No	No
Texas Franchise tax	2009	No	No
Texas Franchise tax	2010	No	No
Texas Franchise tax	2011	No	No
Texas Sales and Use Tax	Q4 2008	No	No
Texas Sales and Use Tax	Q1 2009	No	No
Texas Sales and Use Tax	Q2 2009	No	No
Texas Sales and Use Tax	Q3 2009	No	No
Texas Sales and Use Tax	Q4 2009	No	No
Texas Sales and Use Tax	Q1 2010	No	No
Texas Sales and Use Tax	Q2 2010	No	No
Texas Sales and Use Tax	Q3 2010	No	No
Texas Sales and Use Tax	Q4 2010	No	No
Texas Sales and Use Tax	(converted to annual filing) 2011	No	No
Texas Sales and Use Tax	2012	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q4 2008	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q1 2009	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q2 2009	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q3 2009	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q4 2009	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q1 2010	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q2 2010	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q3 2010	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q4 2010	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q1 2011	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q2 2011	No	No

REDACTED VERSION

Texas Workforce Commission - Quarterly Wage Report Filing	Q3 2011	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q4 2011	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q1 2012	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q2 2012	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q3 2012	No	No
Texas Workforce Commission - Quarterly Wage Report Filing	Q4 2012	No	No

The following is a list of each Target subsidiary, if any, that is a ‘‘qualified subchapter S subsidiary’’ within the meaning of Code section 1361(b)(3)(B):

None.

REDACTED VERSION

Schedule 3.1(s)
Employees

The following is a true and complete list of all employees of the Target and details of their current annual salaries, benefits, bonuses, compensation plans, vacation entitlements, and other material remuneration.

Name	Current Annual Salary	Benefits	Bonuses	Current Vacation Accrual (approximate as of February 28, 2013)
[Redacted: Name of employee.]	$57,500	Health/Dental Insurance	N/A	66:00
[Redacted: Name of employee.]	$74,160	Health/Dental Insurance	N/A	121:20
[Redacted: Name of employee.]	$37,440	Health/Dental Insurance	N/A	64:40
[Redacted: Name of employee.]	$90,000	Health/Dental Insurance	N/A	55:00
[Redacted: Name of employee.] (Part-time employee)	$50/hr	None	N/A	None

REDACTED VERSION

Schedule 3.1(t)
Material Contracts

The Target is a party to the following Material Contracts:

1.	QPrint Service Order, dated May 30, 2012, by and between [Redacted: Name of customer.] and the Target.

2.	QPrint Service Order, dated December 27, 2012, by and between [Redacted: Name of customer.] and the Target.

3.	QPrint Service Order, dated December 20, 2012, by and between [Redacted: Name of customer.] and the Target.

4.	QPrint Service Order, dated July 2, 2012, by and between [Redacted: Name of customer.] and the Target.

5.	QPrint Service Order, dated April 3, 2012, by and between [Redacted: Name of customer.] and the Target.

6.	QPrint Service Order, dated April 27, 2012, by and between [Redacted: Name of customer.] and the Target.

7.	QPrint Service Order, dated September 3, 2012, by and between [Redacted: Name of customer.] and the Target.

8.	QPrint Service Order, dated November 30, 2012, by and between [Redacted: Name of customer.] and the Target.

9.	QPrint Service Order, dated December 6, 2012, by and between [Redacted: Name of customer.] and the Target.

REDACTED VERSION

Schedule 3.1(u)
Insurance

The following is a true and complete description of all insurance policies (including the name of the insurer, policy number, amount of coverage, type of insurance, expiry date and details of pending claims) maintained by the Target in respect of its Assets, business operations, directors, officers and employees:

Name of the Insurer	Policy Number	Amount of Coverage	Type of Insurance	Expiry Date	Details of Pending Claims
The Hartford	65WECNV2138	$500,000	Workers Compensation Insurance	12/31/2013	No Pending Claims
The Hartford	65SBAPW4520	$20,000	Personal Property	12/31/2013	No Pending Claims
Philadelphia Indemnity Insurance Company	PHSD615940	$1,000,000	Professional Liability Insurance	5/4/2013	No Pending Claims
Humana	Billing ID: 586085-001	-	Employee Health Insurance Plan	6/30/2013	No Pending Claims
DentalSelect	Group# 12004177	-	Employee Dental Insurance Plan	6/30/2013	No Pending Claims

In January 2013, the Target received a notice of default from The Hartford informing the target that the Target’s insurance policies with The Hartford would be canceled due to unpaid premium payments in the amount of $1,264.34, and that such policies would be reinstated if the unpaid premium payments were paid in full by mid-February 2013. On January 29, 2013, the Target made the required payment of $1,264.34 to The Hartford. On February 8, 2013, the Target received a Reinstatement Notice from The Hartford informing the Target that the referenced insurance policies had been reinstated.

REDACTED VERSION

Schedule 3.1(w)
Intellectual Property

The following is (i) a true and complete list of all registrations and applications for registration of trade-marks, patents, copyrights, domain names, industrial designs and any other registrations and applications for registration of Intellectual Property, and (ii) all material, unregistered Intellectual Property including the Software Assets owned by the Target but excluding any trade secrets, and (iii) all material licenses held by the Target (all of which are in good standing) in respect of the Intellectual Property:

  Registered Intellectual Property

o   Domain Names:

● www.quarterhouse.net

● www.qprintpro.com

● www.webtoprintpro.com

  Unregistered Intellectual Property (including Software Assets)

o   [Redacted: Relates to unregistered intellectually property.]

o   [Redacted: Relates to unregistered intellectually property.]

  Licensed Software

o   [Redacted: Relates to licensed software.]

o   [Redacted: Relates to licensed software.]

o   [Redacted: Relates to licensed software.]

o   [Redacted: Relates to licensed software.]

o   [Redacted: Relates to licensed software.]

o   [Redacted: Relates to licensed software.]

o   [Redacted: Relates to licensed software.]

(ii)

1.	[Redacted: Relates to licensed software.]

2.	[Redacted: Relates to licensed software.]

(ix)

[Redacted: Relates to the disclosure of information in connection with the Software Assets to a third party.]

REDACTED VERSION

(xii)

Reference is hereby made to the disclosure set forth in Item 2 of Schedule 3.1(w)(ii) of this Disclosure Schedule, which is incorporated herein by reference to this Schedule 3.1(w)(xii).